UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025
Buenos Aires C1107ADQ
Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes          No  X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

This Form 6-K for Empresa Distribuidora y Comercializadora Norte S.A. (Edenor S.A.) contains:

(1) Press release issued by Edenor S.A. on August 6, 2010 entitled “Edenor Announces Second Quarter 2010 Results.”

(2) Financial statements of Edenor S.A. as of June 30, 2010 and 2009 and for the six months ended June 30, 2010 and 2009, including the Report of the Supervisory Committee.

Second Quarter 2010 Page 1 of 15

Stock Information:

NYSE ADR
Ticker: EDN

Buenos Aires Stock Exchange
Class B Shares
Ticker: EDN

Ratio: 20 Class B = 1 ADR

Investor Relations Contacts:

Ivana Del Rossi
Finance Manager
Tel:  5411.4346.5127

Veronica Gysin
Investor Relations
Tel: 5411.4346.5231

Edenor S.A.
1025 Azopardo Street, 17th Floor
(C1107ADQ) Buenos Aires, Argentina
Fax: 5411.4346.5358

Email: investor@edenor.com

www.edenor.com.ar

EDENOR ANNOUNCES
SECOND QUARTER 2010 RESULTS

Buenos Aires, Argentina, August 6, 2010 – Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor, today announced its results for the second quarter of 2010. All figures are stated in Argentine Pesos and have been prepared in accordance with Argentine GAAP. Solely for the convenience of the reader, Peso amounts as of and for the period ended June 30, 2010 have been translated into U.S. Dollars at the buying rate for U.S. Dollars quoted by Banco de la Nación Argentina (Banco Nación) on June 30, 2010 of Ps. 3.931.

Second Quarter 2010 Highlights

Net Sales increased 1.8% to Ps. 517.4 million in the second quarter of 2010 from Ps. 508.3 million in the second quarter of 2009, mainly due to the 4.5% increase in the volume of electricity sold, which was partially offset by a decrease in the energy purchase price applied to certain customers due to the application of the new tariff scheme from June 1, 2010.

Volume of Energy Sold increased 4.5% to 4,614 GWh in the second quarter of 2010 from 4,414 GWh in the second quarter of 2009. This increase was attributable to a 2.2% increase in the average GWh consumption per customer and a 2.3% increase in the number of customers.

Electric Power Purchases decreased 2.3%, to Ps. 246.0 million in the second quarter of 2010 from Ps. 251.6 million in the second quarter of 2009. This variation results from the application of the New Tariff Scheme from June 1, 2010 which subsidizes the energy purchase price to certain customers.

Gross Margin increased 5.8% to Ps. 271.5 million in the second quarter of 2010 from Ps. 256.6 million in the second quarter of 2009, mainly due to the higher volume of energy sold.

Net Operating Income decreased 35.2% to Ps. 39.6 million in the second quarter of 2010 from Ps. 61.1 million in the second quarter of 2009 mainly due to an increase in transmission and distribution expenses of Ps. 16.0 million, an increase in administrative expenses of Ps. 10.0 million and an increase in selling expenses of Ps. 10.4 million.

These effects were partially offset by an increase of Ps. 14.8 million in our gross margin.

Net Result was a loss of Ps. 6.3 million in the second quarter of 2010 compared to a gain of Ps. 46.9 million in the second quarter of 2009, mainly due to the increases in our operating expenses.

Second Quarter 2010 Page 2 of 15

These effects were partially offset by an increase of Ps. 14.8 million in our gross margin.

Net Result was a loss of Ps. 6.3 million in the second quarter of 2010 compared to a gain of Ps. 46.9 million in the second quarter of 2009, mainly due to the increases in our operating expenses.

Second Quarter 2010 Page 3 of 15

Discussion of Financial Results:

FINANCIAL HIGHLIGHTS
	2Q 2010 *	2Q 2009*	% Change vs. 2009	Six months period ended June 30, 2010*	Six months period ended June 30, 2009*	% Change vs. 2009

Net Sales	517.4	508.3	1.8%	1,090.9	1,060.2	2.9%
Electric power purchases	(246.0)	(251.6)	(2.3)%	(526.6)	(519.3)	1.3%
Gross margin	271.5	256.6	5.8%	564.7	540.9	4.4%
Net Operating Income (loss)	39.6	61.1	(35.2)%	92.3	135.2	(46.5)%

                                        * In millions of Argentine Pesos

Net sales

Our net sales increased 1.8 % to Ps. 517.4 million in the second quarter of 2010 from Ps. 508.3 million in the second quarter of 2009.

This variation was mainly due to the increase of 4.5 % in the volume of energy sold, from 4,414 GWh sold in the second quarter of 2009 to 4,614 GWh sold in the second quarter of 2010. This is attributable to a 2.2 % increase in the average GWh consumption per customer and, a 2.3 % increase in the number of customers.

This increase was partially offset by a decrease in the energy purchase price applied to certain customers (residential customers with bimonthly consumption levels over 1000 KWh), due to the application of the new tariff scheme from June 1, 2010.   The new tariff scheme aimed at reducing the impact of increased winter electrical energy consumption on the invoicing of residential customers with bi-monthly consumption exceeding, 1,000 kWh. The modification to the ENRE rate charts did not have any effect on our VAD.

Net energy sales represent approximately 97.9 % of our net sales; late payment charges, pole leases, and connection and reconnection charges represent the remaining 2.1%.

Electric power purchases

The amount of electric power purchases decreased 2.3%, to Ps. 246.0 million for the second quarter of 2010 from Ps. 251.6 million in the second quarter of 2009. This variation results from the application of the new tariff schedule from June 1, 2010 which subsidizes the energy purchase price to certain customers (residential customers with bimonthly consumption levels over 1000 KWh).
It is important to mention that this subsidy has no impact on our gross margin because we pass on to our customers the cost of the electric power purchases.

Second Quarter 2010 Page 4 of 15

Energy losses increased to 12.4 % in the second quarter of 2010 from 11.6 % in the second quarter of 2009.

Gross margin

Our gross margin increased 5.8 % to Ps. 271.5 million in the second quarter of 2010 from Ps. 256.6 million in the second quarter of 2009. This positive variation was mainly due to the impact of the higher volume of energy sold, described above.

Transmission and distribution expenses

Transmission and distribution expenses increased 11.5 % to Ps. 154.8 million in the second quarter of 2010 from Ps. 138.8 million in the second quarter of 2009, mainly due to:

▪	a Ps. 12.9 million increase in salaries and social security taxes;
▪	a Ps. 3.2 million increase in supplies consumption due to increase in supplies’ prices; and,
▪	a Ps. 2.4 million increase in outsourcing.

In terms of percentage of revenues, transmission and distribution expenses increased from 27.3 % in the second quarter of 2009 to 29.9 % in the second quarter of 2010.

The following table sets forth the principal components of our transmission and distribution expenses for the periods indicated:

	Second Quarter ended June 30,				Six months ended June 30,
	2Q 2010	% on 2Q 2010 revenues	2Q 2009	% on 2Q 2009 revenues	2010	2009
	(in millions of Pesos)
Salaries and social security taxes	Ps. 67.4	13.0%	Ps. 54.5	10.7%	Ps. 128.4	Ps. 103.2
Supplies	10.2	2.0%	7.0	1.4%	20.6	14.4
Outsourcing	31.6	6.1%	29.2	5.7%	59.8	53.8
Depreciation of property, plant & equipment	42.3	8.2%	43.7	8.6%	84.4	85.2
Others	3.3	0.6%	4.3	0.8%	8.1	8.1
Total	Ps.154.8	29.9%	Ps. 138.8	27.3%	Ps.301.3	Ps. 264.7

Selling expenses

Our selling expenses are related to customer services provided at our commercial offices, billing, invoice mailing, collection and collections, and allowances for doubtful accounts.

Second Quarter 2010 Page 5 of 15

Selling expenses increased 31.0 % to Ps. 43.9 million in the second of 2010 from Ps. 33.5 million in the second quarter of 2009, primarily as a result of a Ps. 4.4 million increase in the allowance for doubtful accounts. In the second quarter of 2009 we recovered part of the allowance for doubtful accounts as a result of the ratification of the amendment to the Framework Agreement signed in June 2008. In addition, the increase in these expenses was also due to a Ps. 2.7 million increase in salaries and social security taxes and a Ps. 1.3 million increase in outsourcing expenses due to increases in contractors’ prices.

In terms of percentage of revenues, selling expenses increased from 6.6 % in the second quarter of 2009 to 8.5 % in the second quarter of 2010.

The following are the principal components of our selling expenses for the periods indicated:

	Second Quarter ended June 30,				Six months ended June 30,
	2Q 2010	% on 2Q 2010 revenues	2Q 2009	% on 2Q 2009 revenues	2010	2009
	(in millions of Pesos)
Salaries and social security taxes	Ps.15.9	3.1%	Ps. 13.3	2.6%	Ps.29.9	Ps. 23.7
Allowance for doubtful accounts	4.1	0.8%	(0.3)	(0.1)%	10.6	10.7
Outsourcing	11.1	2.1%	9.8	1.9%	22.6	19.1
Taxes and charges	5.1	1.0%	4.4	0.9%	10.2	9.4
Others	7.7	1.5%	6.3	1.2%	17.0	13.9
Total	Ps. 43.9	8.5%	Ps.33.5	6.6%	Ps. 90.3	Ps. 76.8

Administrative expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operations and telecomunications.

Administrative expenses increased 43.1 % to Ps. 33.2 million in the second quarter of 2010 from Ps. 23.2 million in the second quarter of 2009, primarily as a result of:

▪	a Ps. 3.1 million increase in the building lease contract and insurance;
▪	a Ps. 2.7 million increase in salaries and social security taxes; and,
▪	a Ps. 2.5 million increase in computer services due to the implementation of the CC&B. (Customer Care and Building) System.

Taxes on financial transaction were reclassified to financial results.

In terms of percentage of revenues, administrative expenses increased from 4.6 % in the second quarter of 2009 to 6.4 % in the second quarter of 2010.

The following are the principal components of our administrative expenses for the periods indicated:

Second Quarter 2010 Page 6 of 15

	Second Quarter ended June 30,				Six months ended June 30,
	2Q 2010	% on 2Q 2010 revenues	2Q 2009	% on 2Q 2009 revenues	2010	2009
	(in millions of Pesos)
Salaries and social security taxes	Ps. 17.6	3.4%	Ps. 14.8	2.9%	Ps 33.0	Ps. 26.6
Computer services	6.4	1.2%	3.9	0.8%	13.3	10.6
Outsourcing	2.0	0.4%	2.9	0.6%	6.7	6.3
Tax on financial transactions	(8.1)	(1.6)%	(8.3)	(1.6)%	--	--
Advertising expenses	3.8	0.7%	4.3	0.9%	8.0	8.1
Others	11.5	2.3%	5.6	1.1%	19.8	12.7
Total	Ps. 33.2	6.4%	Ps.23.2	4.6%	Ps. 80.8	Ps. 64.2

Net operating income

Our net operating income decreased Ps. 21.5 million (35.2%), from Ps. 61.1 million in the second quarter of 2009 to Ps. 39.6 million in the second quarter of 2010 mainly because of the increases in our operating expenses mentioned above.

Financial income (expenses) and holding gains (losses)

Financial income and holding gains generated by assets were a gain of Ps. 1.6 million in the second quarter of 2010 compared to a gain of Ps. 35.5 million in the second quarter of 2009.

This negative variation of Ps. 33.9 million was primarily due to the recognition in 2009 of holding gains resulting from the mark to market of our residual interest in the financial trust. The financial trust was dissolved in the third quarter of 2009.

This effect was partially offset by an increase in the interests revenues.

Financial expenses generated by liabilities which include financial interest, exchange results and other expenses, were a loss of Ps. 38.0 million in the second quarter of 2010 compared to a loss of Ps. 54.8 million in the second quarter of 2009.

This Ps. 16.8 million positive variation was basically due to less exchange differences in our Dollar- denominated liabilities and to a decrease of Ps. 2.4 million in interest expenses due to a better financial debt structure.

Financial income (expenses) and holding gains (losses) include the taxes on financial transactions.

Second Quarter 2010 Page 7 of 15

Adjustment to present value of notes

We recorded a loss of Ps. 1.2 million in the second quarter of 2010 compared to a gain of Ps. 2.0 million in the second quarter of 2009 related to the non-cash adjustment to present value of our notes.

This negative accounting impact is primarily due to the changes in the financial debt structure. The 2017 bonds did not generate any adjustment charge, because they are discounted at a 10.5% rate.

Other income (expense), net

Other incomes (expenses), net, includes mainly voluntary retirements, severance payments, net revenues or expenses from technical transportation services between electricity distribution companies and accrual for lawsuits.

We recorded a loss of Ps. 4.8 million in the second quarter of 2010 compared to a gain of Ps. 39.8 million in the second quarter of 2009. This negative variation of Ps. 44.6 million was attributable to:

a)
the recovery of the allowance for doubtful accounts (Ps. 21.2 million) recorded in the second quarter of 2009, resulting from the approval of the New Framework Agreement Addendum signed between the Company, the Argentine Federal Government and the Province of Buenos Aires;

b)
the recovery of the allowance for tax contingencies (Ps. 23.4 million) recorded in the second quarter of 2009, due to the Company’s registration in the tax regularization plan established in Law n°26.476; and,

c)	an increase in voluntary retirements of Ps. 3 million.

These effects were partially offset by a recovery in accrued litigation resulting from the decrease in the level of the claims for damages in the second quarter of 2010.

Income tax

We recorded a non cash tax charge of Ps. 5.0 million in the second quarter of 2010 compared to a non cash tax charge of Ps. 30.1 million in the second quarter of 2009. The non cash tax charge of Ps. 5.0 million recorded in the second quarter of 2010 was generated by the effect of the tax rate on our taxable income for the period, which differs significantly from the economic income.

Net income

We recorded net loss of Ps. 6.3 million in the second quarter of 2010 compared to net income of Ps. 46.9 million in the second quarter of 2009. This loss is due to the increase in operating expenses.

Second Quarter 2010 Page 8 of 15

Operating Highlights

The following table shows our energy sales by category of customer (in GWh) and the number of clients for each category:

Capital Expenditures

During the second quarter of 2010, our capital expenditures were Ps. 110.9 million, compared to Ps. 120.7 million in the second quarter of 2009. Our capital expenditures for the second quarter of 2010 consisted mainly of the following:

•	Ps. 77.1 million in new connections due to the increase in our customer base and grid enhancements;
•	Ps. 22.4 million in network maintenance and improvements;
•	Ps. 2.0 million in legal requirements;
•	Ps. 1.4 million in communications and telecontrol; and
•	Ps. 8.0 million of other investment projects.

For the six-month period ended June 30, 2010, our Capital Expenditures amounted to Ps. 193.1 million, compared to Ps. 188.2 million in the same period of 2009.

Second Quarter 2010 Page 9 of 15

HIGHLIGHTS

Debt Market Purchases – Financial position

During July, 2010, we repurchased and cancelled US$7.3 million principal amount of our Fixed Rate Par Notes due 2016 at 97% of face value.

As of July 31, 2010, the outstanding principal amount of our Dollar denominated financial debt (net of the senior notes due 2017 that we hold) is US$ 169.3 million, consisting of US$ 8.0 million principal amount of Fixed Rate Par Notes due 2016, US$ 12.6 million Floating Rate Par Notes due 2019 and US$ 148.7 million principal amount of Senior Notes due 2017. In addition, the outstanding principal amount of our Peso denominated debt is Ps.69.9 million, consisting primarily of our Floating Rate notes due 2013.

RECENT EVENTS

Payment Plan Agreement

In March 2010, the Company signed with the Government of the Province of Buenos Aires a payment plan agreement with respect to amounts owed to us by the Province of Buenos Aires under the new Framework Agreement. The Government of the Province of Buenos Aires agreed to pay the amount due through Cancellation Bonds “Bonos de Cancelación de Deuda”, which are bonds issued by the Province of Buenos Aires for the purpose of paying outstanding obligations of the Province. The agreement was signed subject to the approval of the Provincial Executive Power and the Company's board of directors. The Company’s board accepted the agreement in the meeting held on April 27, 2010.  During May and June 2010, the Company received payments from the Government of the Province of Buenos Aires for Ps. 1.6 million in cash and Ps. 30.9 million (principal amount) of residual value of Cancellation Bonds.  These Cancellation Bonds were issued by the Province of Buenos Aires on December 15, 2009, with a maturity in March 15, 2011.  The Cancellation Bonds we received amortize in twelve equal and consecutive payments, have a three month grace period for capital payments, earn interest at a rate of BADLAR plus 450 base points and are freely transferable.

  Integral Tariff Revision – CMM Adjustment

In May we requested an additional increase to our distribution margins under the CMM to account for fluctuations in our cost and expenses for the period from November 2009 to April 2010, in comparison to the distribution cost base recognized by November’s 2009 CMM.

As of June 30, 2010, we have submitted to the ENRE five requests from CMM adjustments as described in the table below, which are pending the ENRE’s response.

Second Quarter 2010 Page 10 of 15

Assessment Period	Application Date	CMM Adjustment Requested
November 2007 - April 2008	May 2008	5.791%
May 2008 – October 2008	November 2008	5.684%
November 2008 - April 2009	May 2009	5.068%
May 2009 – October 2009	November 2009	5.041%
November 2009 - April 2010	May 2010	7.103%

Second Quarter 2010 Page 11 of 15

About Edenor

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and Pesos).  Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the city of Buenos Aires, which has a population of approximately 7 million people and an area of 4,637 sq. km.  In 2009, Edenor sold 18,220 GWh of energy and purchased 20,676 GWh of energy, with net sales of approximately Ps. 2.1 billion and net income of Ps. 90.6 million.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Conference Call Information

There will be a conference call to discuss the Edenor’s quarterly results on Friday, August 6, 2010, at 11:00 a.m. Buenos Aires time / 10:00 a.m. New York time.  For those interested in participating, please dial (888)233-0826 in the United States or, if outside the United States, +1(973) 935-8877.  Participants should use conference ID 90478220, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at www.edenor.com in the Investor Relations section.

There will be a replay of the conference call available from 08/06/2010 1.00pm BA Time to 08/13/2010 23.59 BA Time.  To access the replay, please dial 1(706) 645-9291 from outside the US and (800) 642-1687 from within the US. The Conference ID: 90478220.

For more information, please access www.edenor.com

Second Quarter 2010 Page 12 of 15

Income Statement
(for the six month period ended June 30, 2010 and 2009
in thousands of U.S. dollars and Argentine Pesos)

	For the six month period ended June 30,
	2010		2009

Net sales	USD 277,446	Ps. 1,090,918	Ps. 1,060,189
Electric power purchases	(133,833)	(526,230)	(519,262)
Gross margin	143,613	564,688	540,927
Transmission and distribution expenses	(76,639)	(301,267)	(264,660)
Selling expenses	(22,980)	(90,333)	(76,798)
Administrative expenses	(20,546)	(80,767)	(64,229)
Net operating (loss) income	23,479	92,321	135,239
Financial income (expense) and holding gains (losses):
Generated by assets:
Exchange difference	1,493	5,868	9,856
Interest	3,203	12,593	6,870
Exposure to inflation and holding results	(1,296)	(5,097)	40,208
Tax on financial transfers	(1,738)	(6,833)	(6,818)
Generated by liabilities:
Financial expenses	(2,017)	(7,929)	(6,186)
Exchange difference	(6,228)	(24,483)	(85,439)
Interest expenses	(10,161)	(39,952)	(44,947)
Tax on financial transfers	(2.553)	(10,037)	(10,056)
Adjustment to present value of the notes	(386)	(1,518)	(4,789)
Gain/Loss from the repurchased of notes	0	0	77,010
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and from the Payment Plan Agreement with the Province of Bs.As.	2,380	9,359	(10,655)
Other income (expenses), net	(2,089)	(8,213)	34,449
Income before taxes	4,089	16,079	134,742
Income tax	(4,426)	(17,403)	(57,785)
Net income	(337)	(1,324)	76,957

*Financial tables have been converted into U.S. dollars at a rate of Ps. 3.931 per dollar, the buying rate as of June 30, 2010, solely for the convenience of the reader.

Second Quarter 2010 Page 13 of 15

Cash Flow Statement
(for the six month period ended June 30, 2010 and 2009
in thousands of U.S. dollars and Argentine Pesos)

	For the six month period ended June 30,
	2010		2009

Net income for the period	USD(337)	Ps.(1,324)	Ps.76,957
Adjustment to reconcile net income to net cash flows provided by operating activities:
Depreciation of property, plant and equipment	22,635	88,999	87,241
Retirement of property, plant and equipment	154	604	209
Gain from investments	(2,350)	(9,240)	(49,185)
Gain from investments SACME S.A.	1	5	(65)
Adjustment to present value of notes	386	1,518	4,789
Gain/Loss from the repurchase and redemption of notes	-	-	(77,010)
Exchange differences, interest and penalties on loans	14,535	57,150	122,428
Recovery forecast for tax contingencies	0	0	(35,553)
Income tax	4,426	17,403	57,785
Allowance for doubtful accounts	1,972	7,753	10,706
Recovery allowance for doubtful accounts	0	0	(26,956)
Allowance for other doubtful account	727	2,857	2,907
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Bs.As	(2,380)	(9,359)	10,655
Changes in operating assets and liabilities:
Net increase in trade receivables	3,076	12,096	14,803
Net increase in other receivables	5,771	22,690	(25,723)
(Increase) decrease in supplies	(809)	(3,222)	(1,455)
Increase in trade accounts payable	4,473	17,588	15,135

Second Quarter 2010 Page 14 of 15

Increase in salaries and social security taxes	(2,289)	(9,002)	(1,369)
Increase (decrease) in taxes	(9,456)	(37,181)	(941)
Increase in other liabilities	5,618	22,090	6,010
Increase in Program for the Rational Use of Electric Power	34,523	135,746	101,814
Net increase in accrued litigation	(660)	(2,597)	3,546
Financial interest paid (net of interest capitalized)	(7,878)	(30,977)	(35,891)
Financial interest collected	2,921	11,485	13,115
Net cash flow provided by operating activities	75,046	295,082	273,952
Cash Flow from investing activities:
Addition to property, plants and equipment	(43,113)	(193,113)	(186,434)
Net cash flow used in investing activities	(43,113)	(193,113)	(186,434)
Cash Flow from financing activities:
Decrease in non-current investments	-	-	7,750
Increase in loans	(8,262)	(32,488)	10,884
Net cash flows provided by (used in) financing activities	(8,262)	(32,488)	18,634

Cash variations:
Cash at beginning of year	58,080	228,372	126,399
Cash at end of year	75,751	297,853	232,551
Net increase (decrease) in cash	17,671	69,481	106,152

*Financial tables have been converted into U.S. dollars at a rate of Ps. 3.931 per dollar, the buying rate as of June 30, 2010, solely for the convenience of the reader.

Second Quarter 2010 Page 15 of 15

Balance Sheet

(As of June 30, 2010 and December 31, 2009
in thousands of U.S. dollars and Argentine Pesos)

	As of June 30,		As of December 31,
	2010		2009
Current Assets:
Cash and banks	USD 1,981	Ps.7,789	Ps. 8,685
Investments	73,770	290,064	219,687
Trade receivables	104,508	410,926	389,236
Other receivables	8,800	34,603	61,098
Supplies	4,423	17,393	14,854
Total current assets	193,483	760,775	693,560
Non-Current Assets:
Trade receivables	13,383	52,622	87,047
Other receivables	25,151	98,895	88,756
Investments	102	403	408
Supplies	4,900	19,267	18,584
Property, plant and equipment	911,978	3,585,896	3,482,386
Total non-current assets	955,514	3,757,083	3,677,181
Total assets	1,148,997	4,517,858	4,370,741
Current Liabilities:
Trade account payable	92,466	363,578	347,782
Loans	17,556	69,031	82,988
Salaries and social security taxes	26,823	105,467	118,377
Taxes	33,147	130,335	140,301
Other liabilities	1,232	5,204	8,012
Accrued Litigation	15,314	60,216	62,813
Total current liabilities	186,630	733,831	760,273
Non-Current Liabilities:
Trade account payable	12,372	48,646	46,854
Loans	182,263	716,659	707,499
Salaries and social security taxes	12,101	47,581	43,673
Taxes	2,226	8,753	9,374
Other liabilities	196,190	771,419	610,775
Accrued Litigation	2,565	10,084	10,084
Total non-current liabilities	407,717	1,603,142	1,428,259
Total liabilities	594,347	2,336,973	2,188,532
Shareholders’ equity	554,650	2,180,885	2,182,209
Total liabilities and shareholders’ equity	1,148,997	4,517,858	4,370,741

*Financial tables have been converted into U.S. dollars at a rate of Ps. 3.931 per dollar, the buying rate as of June 30, 2010, solely for the convenience of the reader.

EDENOR S.A.

Balance Sheets as of June 30, 2010 and December 31, 2009
Statements of Income for the six-month periods ended June 30, 2010 and 2009
Statements of Changes in Shareholders’ Equity for the six-month periods ended June 30, 2010 and 2009
Statements of Cash Flows for the six-month periods ended June 30, 2010 and 2009
Notes to the Financial Statements as of June 30, 2010 and 2009

Shareholders and public in general who are interested in learning more about the report related to the Financial Statements as of June 30, 2010, to be published in the electronic database of the Securities and Exchange Commission (SEC), please visit Edenor website at www.edenor.com

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BOARD OF DIRECTORS

CHAIRMAN:	Alejandro Macfarlane

VICE CHAIRMAN:	Marcos Marcelo Mindlin

DIRECTORS:	Damián Miguel Mindlin
Gustavo Mariani
Luis Pablo Rogelio Pagano
Maximiliano Alejandro Fernandez
Eduardo Llanos
Ricardo Torres
Diego Martín Salaverri
Edgardo Alberto Volosín
Alfredo Mac Laughlin
Eduardo Orlando Quiles

ALTERNATE DIRECTORS:	Jorge Grecco Javier Douer Pablo Díaz Ariel Schapira Brian Henderson Ricardo Sericano Maia Chmielewski Gabriel Cohen Eduardo Maggi Alejandro Mindlin Rafael Mancuso Jaime Javier Barba

SUPERVISORY COMMITTEE

MEMBERS:	Javier Errecondo José Daniel Abelovich Jorge Roberto Pardo

ALTERNATE MEMBERS:	Santiago Dellatorre Marcelo Héctor Fuxman Alejandro Gabriel Turri

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

Legal address: 1025 Azopardo Street – Autonomous City of Buenos Aires

FISCAL YEAR No. 19 BEGINNING ON JANUARY 1, 2010

FINANCIAL STATEMENTS AS OF JUNE 30, 2010

Main business: Distribution and sale of electricity in the area and under the terms of the concession agreement by which this public service is regulated (Note 1).

Date of registration with the Public Registry of Commerce:

of the Articles of Incorporation: August 3, 1992

of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: Through August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

CAPITAL STRUCTURE

AS OF JUNE 30, 2010
(Note 16.a)

(amounts stated in pesos)

Class of shares	Subscribed and paid-in

Common, book-entry shares, face value 1 and 1 vote per share

Class A	462,292,111
Class B (1)	442,210,385
Class C	1,952,604
906,455,100

(1) Includes 9,412,500 treasury shares as of June 30, 2010 and December 31, 2009 (Notes 1 and 3.s).

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.
(EDENOR S.A.)

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009

(amounts stated in thousands of Argentine pesos)

1.  ORGANIZATION AND START UP OF THE COMPANY

In compliance with Law No. 24,065 and in agreement with the reform process of the Argentine Federal Government and the privatization program of Argentine state-owned companies, the entire business of generation, transportation, distribution and sale of electric power carried out by Servicios Eléctricos del Gran Buenos Aires S.A. (SEGBA) was declared to be subject to privatization; the operation was divided into seven business units: three for the distribution and four for the generation of electric power.

On May 14, 1992, the Ministry of Economy and Public Works and Utilities, by Resolution No. 591/92, approved the Bidding Terms and Conditions (Bid Package) of the International Public Bidding for the sale of the Class "A" shares, representing 51% of the capital stock of Empresa Distribuidora Norte S.A. (hereinafter, “EDENOR” or “the Company”) and Empresa Distribuidora Sur S.A. (EDESUR S.A.), two of the three electric power distribution companies into which SEGBA had been divided.

EDF International (EDF S.A.), Empresa Nacional Hidroeléctrica del Ribagorzana, S.A. (ENHER), Astra Compañía Argentina de Petróleo S.A. (ASTRA), Socièté D'Amenagement Urbain et Rural (SAUR), Empresa Nacional de Electricidad S.A. (ENDESA) and J.P. Morgan International Capital Corporation formed Electricidad Argentina S.A. (EASA) to bid for the Class "A" shares of EDENOR, a company organized on July 21, 1992 by Decree No. 714/92 of the Federal Government.

EASA was awarded the Class “A” shares of EDENOR based on a bid of US$ 427,973,000 (equivalent to the same amount in Argentine pesos as of such date). The corresponding contract for the transfer of 51% of EDENOR’s capital stock was executed on August 6, 1992.  The award as well as the transfer contract were approved on August 24, 1992 by Decree No. 1,507/92 of the Federal Government. Finally, on September 1, 1992, EASA took over the operations of EDENOR.

In accordance with the provisions of Decree No. 282/93 of the Federal Government, dated February 22, 1993, the recorded values of assets, liabilities and net capital arising from the transfer of SEGBA, were determined on the basis of the price actually paid for 51% of EDENOR’s capital stock (represented by the totality of Class “A” shares). This price was also used as the basis to determine the value of the remaining 49% of the capital stock. In order to determine the value of the assets transferred from SEGBA, the amount of liabilities assumed was added to the value of the total capital stock of 831,610, determined as indicated above. Management estimates that the amounts of the assets transferred from SEGBA represented their fair values as of the date of the privatization.

The corporate purpose of EDENOR is to engage in the distribution and sale of electricity within the concession area. Furthermore, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, lease the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by EDENOR or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws, including extending secured credit facilities to service vendors and suppliers acting in the distribution and sale of electricity, who have been granted guarantees by reciprocal guarantee companies owned by the Company.

On June 12, 1996, the Extraordinary Shareholders’ Meeting approved the change of the Company’s name to Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) so that the new name would reflect the description of the Company’s core business. The amendment to the Company’s by-laws as a consequence of the change of name was approved by the National Regulatory Authority for the Distribution of Electricity (ENRE - Ente Nacional Regulador de la Electricidad), through Resolution No. 417/97 and  registered with the Public Registry of Commerce on August 7, 1997.

On May 4 and June 29, 2001, EDF International S.A. (a wholly-owned subsidiary of EDF) acquired all the shares of EASA and EDENOR held by ENDESA Internacional, YPF S.A. (surviving company of ASTRA) and SAUR. Therefore, the direct and indirect interest of EDF International S.A. (EDFI) in EDENOR increased to 90%.

On June 29, 2005, the Board of Directors of EDF approved a draft agreement with Dolphin Energía S.A. (Dolphin) pursuant to which it would assign 65% of EDENOR’s capital stock (held by EDFI) through the transfer of all Class “A” common shares held by EASA and 14% of the Class “B” common shares. In this manner, EDFI would retain a 25% interest in EDENOR. The remaining 10% would be kept by the employees according to the Employee Stock Ownership Program (ESOP). The closing of the agreement took place upon its approval by the corresponding French and Argentine governmental authorities.

On September 15, 2005, by virtue of the stock purchase-sale agreement entered into by EDFI and Dolphin and Dolphin’s subsequent partial assignments of its interest in EASA and EDENOR to IEASA S.A. (IEASA) and New Equity Ventures LLC (NEV), the formal take over by Dolphin took place, together with the change in the Company’s indirect control through the acquisition of 100% of the capital stock of EASA, which is the controlling company of EDENOR, by Dolphin (90%) and IEASA (10%). Furthermore, as a result of the aforementioned agreement, the ownership of the Company’s Class “B” common shares (representing 39% of its capital stock) changed with 14% of the Company’s capital stock now being held by NEV and the remaining 25% being kept by EDFI.

On April 28, 2006, the Company’s Board of Directors decided to initiate the public offering of part of the Company’s capital stock in local and international markets, including, but not limited to the trading of its shares in the Buenos Aires Stock Exchange (BCBA) and the New York Stock Exchange (NYSE), United States of America.

On June 7, 2006, the Ordinary and Extraordinary Shareholders’ Meeting resolved to increase capital stock up to ten percent (10%), request authorization for the public offering from both the National Securities Commission (CNV) and the Securities and Exchange Commission (SEC) of the United States of America, as well as authorization to trade from both the Buenos Aires Stock Exchange and the New York Stock Exchange, entrusting the Board of Directors with the task of taking the necessary steps to implement such resolutions.

Additionally, it was decided that an American Depositary Receipts (ADRs) program, represented by American Depositary Shares (ADSs) would be created and that it would be the responsibility of the Board of Directors to determine the terms and conditions and the scope of the program.

On June 14, 2007, the Board of Directors approved the final report on Edenor’s capital increase and public offering process. As a result of the above-mentioned process, the Company’s Class B shares and American Depositary Shares (“ADSs”), representing Class B shares, are traded on the Buenos Aires Stock Exchange and the New York Stock Exchange, respectively. The final capital increase, as resolved by the above-mentioned Board of Directors, amounted to nine percent (9%) which is represented by 74,844,900 (seventy-four million eight hundred forty-four thousand nine hundred) new shares subscribed at the international primary offering, fully placed as 3,742,245 ADS. It was also reported that a secondary international offering was made on this date of 207,902,540 Class B shares.

The aforementioned issuance was carried out at a price of 2.62 per share. Taking into account that the nominal value of each share is 1.00, an additional paid-in capital, amounting to 121,249, was recorded.

The Class “B” shareholders NEV and EDFI informed the Company that at the secondary international offering they sold 49,401,480 and 179,049,520 Class “B” shares, respectively. Additionally, on May 1, 2007, the shareholders NEV and EDFI informed that they had sold 57,706,040 Class “B” shares at the secondary international offering when the international underwriters fully exercised the over-allotment option (green shoe) contemplated in the prospectus for the public offering and section 2 of the underwriting agreement.

With regard to the Company’s Class “C” shares held by the Employee Stock Ownership Program (ESOP), on April 29, 2007 the ESOP was partially cancelled in advance in conformity with a procedure set forth by the Federal Government, and on April 30, 2007, an amount of 81,208,416 shares, which had been converted into Class “B” shares on April 27, 2007, was sold at the domestic secondary offering. As of the date of issuance of these financial statements, an amount of 1,952,604 Class “C” shares, representing 0.22% of the Company’s capital stock, remains outstanding.

Furthermore, Dolphin and IEASA contributed 38,170,909 Class “B” shares of the Company that had been transferred to them by NEV to EASA, which is the controlling company. On April 27, 2007, the contributed shares were converted into Class “A” shares to ensure that EASA continues to hold 51% of all the Class “A” shares outstanding. On April 30, 2007, the Company requested that Caja de Valores S.A. register the new Class “A” shares and extend thereto the regulatory pledge in favor of the Argentine Government, in compliance with the Bidding Terms and Conditions of the International Public Bidding, the provisions of the Concession Agreement of Edenor S.A., and the terms of the related pledge agreements signed on August 31, 1992 and July 14, 1994 which, in accordance with their second clause, EASA was required to extend the first-priority preferred security interest  to any Class “A” Shares of the Company that EASA would acquire on a date subsequent to those of said Agreements.

Moreover, section 19 of the Adjustment Agreement entered into by the Company and the Argentine Government, which was ratified by Decree No. 1957/2006, stipulates that the pledge on the Company’s shares in favor of the Argentine Government granted as security for the performance of the Concession Agreement will be extended to include the performance of the obligations assumed by the Company in this Adjustment Agreement.

The Company was notified that on June 22, 2007, the shareholders of Dolphin Energía S.A. and IEASA S.A. (that own 100% of the stock of Electricidad Argentina S.A., the controlling company of Edenor) and Pampa Energía S.A. entered into a memorandum of understanding whereby it was agreed that the totality of the capital stock of Dolphin Energía S.A. and IEASA S.A. would be exchanged for common shares of Pampa Energía S.A.

Furthermore, the Company received a notice from EASA whereby it was informed that the exchange for shares described in the preceding paragraph had formally been agreed upon on September 28, 2007 under a Stock Subscription Agreement entered into by Pampa Energía S.A., Marcos Marcelo Mindlin, Damián Miguel Mindlin, Gustavo Mariani, Latin American Energy LLC, New Equity Ventures LLC and Deutsche Bank AG, London Branch. Moreover, on such date, Pampa Energía S.A. acquired 100% of the capital stock of Dolphin Energía S.A. and IEASA S.A, which together own 100% of the capital stock of EASA.

On October 23, 2008, the Company’s Board of Directors decided to launch a public offering for the acquisition of the Company’s own shares pursuant to both the terms of Section 29, Chapter XXVII, Book 9 of the National Securities Commission’s regulations and the provisions of Section 68 of Law No. 17,811 (as amended by Decree No. 677/2001).
The shares acquired by virtue of the aforementioned provisions shall be sold by the Company within a maximum period of three years as from acquisition date, unless such period is extended by the Ordinary Shareholders’ Meeting.

On October 27, 2008, the Company requested authorization for the above-mentioned public offering from the National Securities Commission (CNV).

Furthermore, on October 29, 2008, the Company’s Board of Directors modified the basic terms and conditions of the aforementioned offering.

On October 30, 2008, the National Securities Commission (CNV) approved the above-mentioned public offering for the acquisition of the Company’s own shares. Furthermore, the Company’s Board of Directors fixed the purchase price of the shares to be acquired within the framework of the offering in the amount of pesos 0.65.

The main terms and conditions for the acquisition of the Company’s own shares in the framework of the offering have been the following:

-	Maximum amount to invest: up to pesos 45,000,000
-
Maximum number of shares included in the offering: up to 65,000,000 common, Class B and/or C shares, representing approximately 7.17% of the Company’s capital stock, with a nominal value of 1 peso each and the right to one vote per share.

-
Source of the funds: the acquisition of shares will be made with realized and liquid profits resulting from the financial statements for the six-month period ended June 30, 2008 and approved by the Company’s Board of Directors on August 7, 2008. Additionally, it is stated that the Company is liquid and has the necessary economic resources to guarantee full satisfaction of the offering.

-	Scope of the offering: it was exclusively carried out in Argentina.

On November 14, 2008, the Company’s Board of Directors decided to continue with the acquisition process of the Company’s own shares through market transactions in accordance with the terms of section 68 of Law No. 17,811 (as amended by Decree No. 677/2001) and the CNV’s Regulations. This decision was taken firstly because the reasons that motivated the acquisition process through the public offering mechanism previously described continue to exist, and secondly because such mechanism would provide the Company with more flexibility to determine the purchase price of its own shares in a context of high volatility in the market value of shares in general.

Based on the foregoing, the Company’s Board of Directors approved the following basic terms and conditions:

-	Maximum amount to invest: up to pesos 45,000,000
-
Maximum number of Class B shares to be acquired: the number of common Class B shares, with a nominal value of 1 peso each and the right to one vote per share, equivalent to the maximum amount to invest, which may not exceed at any time, the maximum limit of treasury stock which the Company may own, in accordance with applicable regulations.

-
Daily limit for market transactions: up to 25% of the average daily transaction volume in the markets where the shares are listed, for the preceding 90-day period, in accordance with applicable regulations.

-	Price to be paid for the shares: between a minimum of 0.50 and a maximum of 0.80 peso per share.
-
Acquisition period: 120 calendar days to commence from the working day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange, which took place on November 17, 2008. Such period may be reduced, renewed or extended. Investors will be informed of any such reduction, renewal or extension through the above-mentioned bulletin.

-
Source of the funds: the acquisition of shares will be made with realized and liquid profits resulting from the financial statements for the nine-month period ended September 30, 2008 and approved by the Company’s Board of Directors on November 5, 2008. Additionally, it is stated that the Company is liquid so as to make the aforementioned acquisitions without affecting its creditworthiness.

As of December 31, 2008 the Company acquired, through both acquisition processes, a total of 9,412,500 class B shares with a nominal value of 1 peso each at an acquisition cost of 6,130

On March 17, 2009, the 120-calendar-day period stipulated in the terms and conditions for the repurchase of treasury shares, that had commenced on November 18, 2008, came to an end.

As of June 30, 2010 and December 31, 2009, the Company’s capital stock, represented by 906,455,100 shares is comprised of the following (Note 16.a):

Holder	2010	2009	Class	% held
	Number of shares
EASA (1)	462,292,111	462,292,111	“A”	51.00
Market in general (2)	442,210,366	442,210,356	“B”	48.78
Banco Nación (3)	1,952,604	1,952,604	“C”	0.22
New Equity Ventures LLC	19	19	“B”	0
EDF Internacional S.A.	0	10	“B”	0
(1) The shares are pledged in favor of the Argentine Government as evidenced by the certificate issued by Caja de Valores.
(2) Includes 9,412,500 treasury shares as of June 30, 2010 and December 31, 2009.
(3) Trustee of the Employee Stock Ownership Program.

On July 19, 2006, EASA carried out a restructuring of the totality of its financial debt. If EASA did not comply with its payment obligations under the new debt, its creditors could obtain an attachment order against the Company’s Class A shares held by them, and, consequently, the Argentine Government would be entitled, as stipulated in the concession agreement, to foreclose on the pledged shares, with an adverse effect on the results of its operations.

2.  BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

Financial statements presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the City of Buenos Aires, Argentina (hereinafter “Argentine GAAP”) and the criteria established by the National Securities Commission (CNV), taking into account that which is mentioned in the following paragraphs.

The amounts of these financial statements are stated in thousands of Argentine pesos.

As from January 1, 2003 and as required by General Resolution No. 434/03 of the CNV, the Company reports the results of its operations, determines the values of its assets and liabilities and determines its profit and loss in conformity with the provisions of Technical Resolutions (TR) Nos. 8, 9 and 16 through 18 (amended text June 2003). As from January 1, 2004, the Company has applied the provisions of TR No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA), with specific few exceptions and clarifications introduced by General Resolution No. 459/04 of the CNV.

The CNV, through its General Resolutions Nos. 485/05 and 487/06, decided to implement certain changes in the Argentine GAAP effective for fiscal years or interim periods beginning as from January 1, 2006, by requiring the application of TR Nos. 6, 8, 9, 11, 14, 16, 17, 18, 21, 22 and 23 and Interpretations 1, 2, 3, and 4, of the FACPCE with the amendments introduced by such Federation through April 1, 2005 (Resolution No. 312/05) and adopted by the CPCECABA (Resolution CD No. 93/05) with certain amendments and clarifications.

Among the aforementioned changes the following can be noted: i) the comparison between the values of certain assets and their recoverable values, using discounted cash-flows; ii) the consideration of the difference between the accounting and tax values resulting from the adjustment for inflation included in non-monetary assets, as a temporary difference, allowing the Company to either recognize a deferred tax liability or to disclose the effect of such accounting change in a note to the financial statements and (iii) the capitalization of interest cost on certain assets (only those assets that require an extended period of time to be produced or acquired would qualify) during the term of their construction and until they are in condition to be used.

With regard to the impact of the application of the change mentioned in the preceding paragraph under (i) on the Company’s property, plant and equipment, said change does not have a significant impact on the Company’s financial position or the results of operations for the period ended June 30, 2010, given that the fair value (defined as the discounted value of net cash flows arising from both the use of the assets and their final disposal) exceeds their recorded value (Note 3.g).

With regard to item (ii), the Company has decided to disclose said effect in a note to the financial statements. Had the Company chosen to recognize the effect of the adjustment for inflation of its property, plant and equipment as a temporary difference, as of June 30, 2010 a deferred tax liability of approximately 370,652 and a credit to the results of operations for the period, under the income tax account, amounting to 12,589, would have been recorded (Note 3.m).

Additionally, had the Company elected to recognize a deferred tax liability, in subsequent years, the Company would have recorded an income tax expense that would have been lower than the income tax expense that will be recorded as a result of maintaining the criterion applied up to the moment, whose distribution in subsequent years has been estimated as follows:
Year	Effect on deferred tax result Nominal value
2010	12,505
2011	24,084
2012 – 2016	106,866
2017 – 2021	88,058
Remainder	139,139
Total	370,652

Furthermore, on March 20 and June 12, 2009, the FACPCE approved TR Nos. 26 and 27 "Adoption of the International Financial Reporting Standards (IFRSs) of the International Accounting Standards Board (IASB)” and “Changes to TR Nos. 6, 8, 9, 11, 14, 16, 17, 18, 21, 22, 23 and 24” respectively, which will be in effect for fiscal years beginning as from January 1, 2011. Additionally, the aforementioned TR have been approved by the Board of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires through Resolution No. 52/2009.

Furthermore, on December 29, 2009, the CNV issued Resolution No. 562, according to which those entities that make a public offering of their capital stock or corporate notes pursuant to Law No. 17,811, or have requested authorization for their being included in such public offering regime would be required to comply with the provisions of TR No. 26. The application of such regulations will be mandatory for the Company as from the fiscal year beginning January 1, 2012.

On April 27, 2010, the Company’s Board of Directors approved the specific implementation plan required by General Resolution No. 562 of the National Securities Commission. Such approval was informed as a relevant fact on April 28, 2010.

Additionally, on July 1, 2010, the CNV issued Resolution No. 576 which provides solutions to, corrections and further explanation of those aspects concerning Resolution No. 562 about which the issuers of financial statements had raised objections or asked for clarification.

The financial statements for the six-month periods ended June 30, 2010 and 2009 have not been audited. The Company’s management estimates that they include all the necessary adjustments to present fairly the results of operations for each period. The (loss) income for the six-month periods ended June 30, 2010 and 2009 do not necessarily reflect a proportion of the Company’s results for the complete fiscal years.

Consideration of the effects of inflation

The financial statements fully reflect the effects of the changes in the purchasing power of the currency through August 31, 1995. As from such date, and in accordance with Argentine GAAP and the requirements of control authorities, the restatement of the financial statements to reflect the effects of inflation was discontinued until December 31, 2001. As from January 1, 2002, and in accordance with Argentine GAAP, it was established that inflation adjustment be reinstated and that the accounting basis restated as a result of the change in the purchasing power of the currency through August 31, 1995, as well as transactions with original date as from such date through December 31, 2001, be considered as restated as of the latter date. The financial statements have been restated to reflect the effects of inflation based on the variations of the Domestic Wholesale Price Index.

On March 25, 2003, the Federal Government issued Decree No. 664 establishing that financial statements for fiscal years ending as from such date had to be prepared in nominal currency. Consequently, and in accordance with Resolution No. 441 of the CNV, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion does not agree with Argentine GAAP which establish that financial statements were to be restated through September 30, 2003. The Company has estimated that the effect of not having restated the financial statements through September 30, 2003 is not significant on the financial statements.

3.  VALUATION CRITERIA

The main valuation criteria used in the preparation of these financial statements are as follow:

a)	Cash and banks:

-	In local currency: at nominal value.
-	In foreign currency: at the exchange rates in effect as of the end of the period/year. The corresponding detail is disclosed in Exhibit G.

b)	Current investments:

-	Time deposits, which include the portion of interest income accrued through the end of the period/year.
-	Money market funds, which have been valued at the prevailing market price as of the end of the period/year.
-	Corporate notes and Government Bonds, which have been valued at the prevailing market price as of the end of the period/year.

c)	Trade receivables:

-	Services rendered and billed but not collected, and services rendered but unbilled as of the end of the period/year, at nominal value, except for those indicated in the following paragraphs;
-
Services rendered but unbilled as of the end of the period/year, arising from the retroactive increase deriving from the application of the electricity rate schedule resulting from the Temporary Tariff Regime (RTT) (Note 17.b) have been valued on the basis of the best estimate of the amount to be collected, discounted at a 10.5% annual nominal rate, which, in accordance with the Company’s criterion, reasonably reflected market assessments of the time value of money and risks specific to the receivable at the time of their initial measurement.

The amounts thus determined:

1.	are net of an allowance for doubtful accounts, as described in more detail in paragraph h) of this Note.
2.	consider the effects of that which is stated in Note 13.

d)	Other receivables and liabilities (excluding loans):

-	In local currency: at nominal value.
-	In foreign currency: at the exchange rates in effect as of the end of the period/year (Exhibit G).

Other receivables and liabilities have been valued as indicated above including, if any, interest income or expense accrued as of the end of the period/year. The values thus obtained do not differ significantly from those that would have been obtained if the current Argentine GAAP had been applied, inasmuch as they establish that other receivables and liabilities must be valued on the basis of the best estimate amount to be collected and paid, respectively, discounted at a rate that reflects the time value of money and the risks specific to the transaction estimated at the time of their being recorded in assets and liabilities, respectively.

Liabilities, excluding loans, have been valued at nominal value including, if any, interest expense accrued as of the end of the period/year. The values thus obtained do not differ significantly from those that would have been obtained if the current Argentine GAAP had been applied, inasmuch as they establish that they must be valued at their estimated cash price at the time of the transaction, plus interest and implicit financing components accrued on the basis of the internal rate of return determined at such opportunity.

e)	Supplies:

Supplies were valued at acquisition cost restated to reflect the effects of inflation as indicated in Note 2. The consumption of supplies has been valued based on the average cost method.

The Company has classified supplies into current and non-current depending on whether they will be used for maintenance or capital expenditures.

The carrying value of supplies, taken as a whole, does not exceed their recoverable value as of the end of the period/year.

f)	Non-current investments:

-
50% interest held in the related company SACME S.A. (a company organized by means of equal contributions by distribution companies EDENOR S.A. and EDESUR S.A. in accordance with the Bid Package). SACME S.A. is in charge of monitoring the electric power supplied to the aforementioned distributors.  As of June 30, 2010 and December 31, 2009, the investment in SACME has been recorded at its equity value (Exhibit C).

In order to determine the equity value, the audited financial statements of SACME S.A. as of June 30, 2010 and December 31, 2009 have been used. The accounting principles used by SACME are similar to those applied by EDENOR for the preparation of its financial statements.

g)	Property, plant and equipment:

Property, plant and equipment transferred by SEGBA on September 1, 1992 were valued as of the privatization date as described below, and restated to reflect the effects of inflation as indicated in Note 2. The total value of the assets transferred from SEGBA was allocated to individual assets accounts on the basis of engineering studies conducted by the Company.

The total value of property, plant and equipment has been determined based on the US$ 427 million price actually paid by EASA for the acquisition of 51% of the Company’s capital stock at acquisition date.  Such price was used to value the entire capital stock of EDENOR at 832 million pesos, which, when added to the fair value of the debts assumed by the Company under the SEGBA Privatization Bid Package for 139.2 million pesos less the fair value of certain assets received from SEGBA for 103.2 million, valued property plant and equipment at 868 million pesos.

SEGBA neither prepared separate financial statements nor maintained financial information or records with respect to its distribution operations or the operations in which the assets transferred to EDENOR were used. Accordingly, it was not possible to determine the historical cost of transferred assets.

Additions subsequent to such date have been valued at acquisition cost restated to reflect the effects of inflation as indicated in Note 2, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the estimated useful life of the assets which was determined on the basis of the above-mentioned engineering studies. Furthermore, in order to improve the disclosure of the account, the Company has made certain changes in the classification of property, plant and equipment based on each technical process.

In accordance with the provisions of TR No. 17, financial costs in relation to any given asset may be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period;  the necessary activities to put the asset in a condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production or start up of other assets, depending on the purpose pursued with its production, construction, assembly or completion. The Company capitalized financial costs on property, plant and equipment from 1997 to 2001, from 2006 through 2009 and during the six-month period ended June 30, 2010. Financial costs capitalized for the six-month periods ended June 30, 2010 and 2009 amounted to 11,029 and 12,992, respectively.

During the six-month periods ended June 30, 2010 and 2009, direct and indirect costs capitalized amounted to 25,482 and 23,222 respectively.

Furthermore, on May 19, 2008 the Company entered into a software lease agreement, which, in accordance with the provisions of section 4.1 of Technical Resolution No. 18 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, has been considered as a Finance Lease. Additionally, on November 27, 2008 the aforementioned agreement was amended so as to extend its scope.
Common characteristics of these lease contracts are that they transfer substantially all the risks and rewards incident to the ownership of the leased asset, whose ownership title may be transferred or not. In consideration thereof, the Company (lessee) agrees to make one or more payments that cover the current value of the asset and the corresponding financial charges.
For this concept, the Company has recorded 11,849 in the Property, plant and equipment account (Exhibit A) as of December 31, 2009; 945 and 3,744 in Other Liabilities under Other (Note 10) as of June 30, 2010 and December 31, 2009, respectively, and 200 and 592 in the Statement of Income under Financial interest as of June 30, 2010 and 2009, respectively.

The recorded value of property, plant and equipment, taken as a whole, does not exceed their recoverable value as of the end of the period/year.

h)	Allowances (Exhibit E):

Allowance for doubtful accounts: it has been recorded to adjust the valuation of trade receivables and other receivables up to their estimated recoverable value. The amount of the allowance has been determined based on the historical series of collections for services billed through the end of the period/year and collections subsequent thereto.
Additionally, for purposes of calculating the amount of the allowance, the Company has considered a detailed analysis of accounts receivable in litigation.

The evolution and balances of allowances have been disclosed in Exhibit E.

i)	Accrued litigation:

Amounts have been accrued for several contingencies.

1)
The Company is a party to certain lawsuits and administrative proceedings in several courts and government agencies, including certain tax contingencies arising from the ordinary course of business.  The Argentine tax authority (“AFIP”) had challenged certain income tax deductions related to allowances for doubtful accounts made by the Company on its income tax returns for fiscal years 1996, 1997 and 1998, and had assessed additional taxes for approximately 9,300. Tax related contingencies were subject to interest charges and, in some cases, to fines. For these concepts, the Company had recorded an accrual for 29,521. This matter was on appeal to the Federal Tax Court and the Federal Appellate Court in Administrative Matters. During the appeal process, payment of such claim had been suspended.

On April 27, 2009, the Company adhered to the tax regularization plan established in Law No. 26,476. The main features of the aforementioned moratorium are as follow:

- Waiver of fines and penalties on which no final judgment has been issued at the time of adherence to the regularization plan;
- Waiver of late payment/default and penalty interest in the amount exceeding 30 % of the principal owed;
- An initial payment equal to 6% of the debt existing at the time of adherence to the regularization plan;
- The remaining balance payable in 120 monthly installments with a 0.75% monthly interest rate.
- 30% to 50% reduction in tax agents and AFIP attorneys’ fees.
In accordance with the assessment of the tax regularization plan, the Company’s debt amounted to 12,122. As of June 30, 2010, the Company paid for this concept an amount of 2,057, thus the remaining balance of the Company’s debt totals 10,065 (Note 9).

2)	The Company is also a party to civil and labor lawsuits in the ordinary course of business.
At the end of the period/year, management evaluates these contingencies and records an accrual for related potential losses when: (i) payment thereof is probable, and (ii) the amount can be reasonably estimated.  The Company estimates that any loss in excess of amounts accrued in relation to the above matters will not have a material adverse effect on the Company’s result of operations or its financial position.

The evolution and balances of the accrued litigation account have been disclosed in Exhibit E.

j)	Loans:

As of June 30, 2010 and December 31, 2009, the notes issued in United States dollars (Note 14) have been valued on the basis of the best estimate of the amount to be paid, discounted at a 10.5% annual nominal rate, which, in accordance with the Company’s criterion, reasonably reflects market assessments of the time value of money and specific debt risks.

The adjustment to present value of future cash flows of the notes, at the market rate in effect at the time of the initial measurement, generated losses of 1,518 and 4,789 as of June 30, 2010 and 2009, respectively.

During the years ended December 31, 2009, 2008 and 2007, the Company purchased at market prices and in successive operations all “discount notes” and part of the “fixed rate par notes” due in 2016 and 2017, for nominal values of US$ 86,038 thousand, US$ 50,033 thousand and US$ 283,726 thousand, respectively (Note 14).

As of June 30, 2010, the principal outstanding balance of the notes amounts to 764,225  (Notes 7 and 14).

The rest of the financial debts have been valued at nominal value plus interest expense accrued as of the end of the period/year. The values thus obtained do not differ significantly from those that would have been obtained if the Argentine GAAP had been applied, inasmuch as they establish that financial debts must be valued in accordance with the amount of money delivered and received, respectively, net of the transaction costs, plus financial results accrued on the basis of the internal rate of return estimated at the time of their initial recognition.

“Derivative financial instruments” (Note 23) have been valued in accordance with the provisions of section 2 of Technical Resolution No. 18 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), which require that all derivative financial instruments be recognized as assets and/or liabilities at their fair value, regardless of whether they are designated as hedging instruments or not.
Furthermore, the changes in the accounting basis of financial instruments have been recognized by the Company in the Financial income (expense) and holding gains (losses) generated by assets account of the Statement of Income under Holding Results with a contra-account in Current Liabilities – Loans under Derivative financial instruments as of June 30, 2010 and December 31, 2009, respectively (Note 7).

k)	Shareholders' equity accounts:

These accounts have been restated to reflect the effects of inflation as indicated in Note 2, except for the "Shareholders’ Contributions - Nominal value" and “Additional Paid-in Capital” accounts which have been maintained at their nominal value. The excess of the adjusted value of Capital Stock over its nominal value has been included in the “Shareholders’ Contributions – Adjustment to Capital” account.
The Treasury Stock account represents the nominal value of the Company’s own shares acquired by the Company (Note 1).

l)	Statement of income accounts:

-	The accounts that accumulate monetary transactions have been disclosed at their nominal values.
-	Financial income (expense) and holding gains (losses) have been disclosed separately under income (expense) generated by assets and by liabilities.
-	The adjustment to present value of the notes is stated at nominal value.
-
The adjustment to present value of trade receivables related to the application of the retroactive tariff increase agreed upon in the Adjustment Agreement and other trade receivables is stated at nominal value.

m)	Income tax and tax on minimum presumed income:

The Argentine GAAP require the application of the deferred tax method to account for income tax. This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes. Regarding the restatement of property, plant and equipment to reflect the effects of inflation, the Company has applied Resolution MD (the Board) No. 11/03 of the CPCECABA and General Resolution No. 487/06 of the CNV (Note 2 – Basis of presentation of the financial statements).

The reconciliation between the income tax as charged to the statement of income for the periods ended June 30, 2010 and 2009, and the amount that would result from applying the tax rate in effect (35%) to the income before taxes for each period, is as follows:

	2010	2009
Income for the period before taxes	16,079	134,742
Applicable tax rate	35%	35%
Income for the period at the applicable tax rate	5,628	47,160
Permanent differences:
Adjustment for inflation of property, plant and equipment	12,589	13,638
Accruals and other	(814)	(3,013)
Total income tax charge for the period	17,403	57,785
Adjustment Income tax return	0	1,636
Variation between deferred assets (liabilities) charged to (loss) income	9,191	(4,422)
Income tax for the period	26,594	54,999

Additionally, the breakdown of deferred tax assets and liabilities as of June 30, 2010 and December 31, 2009 is as follows:

	2010	2009
Non-current deferred tax assets
Tax-loss carry forward	7,656	4,293
Accruals	137,058	127,033
Other	12,270	14,058
	156,984	145,384

	2010	2009
Non-current deferred tax liabilities
Property, plant and equipment and other	(60,718)	(58,309)

Net deferred tax assets	96,266	87,075

	2010	2009
Net deferred tax assets - Initial balance	87,075	80,768
Use of tax loss carryforward	0	(8,316)
Variation between deferred assets (liabilities) charged to (loss) income	9,191	14,623
Net deferred tax assets - Ending balance	96,266	87,075

As of June 30, 2010 and December 31, 2009, no minimum presumed income tax charge has been recorded due to the fact that it is lower than the charge of the income tax accrual.

n)	Operating leases:

As lessee, EDENOR has lease contracts (buildings) which classify as operating leases.

Common characteristics of these lease contracts are that lease payments (installments) are established as fixed amounts; there are neither purchase option clauses nor renewal term clauses (except for the Handling and Energy Transformation Center contract that has an automatic renewal clause for the term thereof); and there are prohibitions such as: transferring or sub-leasing the building, changing its use and/or making any kind of modifications thereto. All operating lease contracts have cancelable terms and lease periods of two to thirteen years.

Buildings are for commercial offices, two warehouses, the headquarters building (comprised of administration, commercial and technical offices), the Handling and Energy Transformation Center (two buildings and a plot of land located within the perimeter of Central Nuevo Puerto and Puerto Nuevo) and Las Heras substation.

As of June 30, 2010 and December 31, 2009, future minimum lease payments with respect to operating leases are as follow

	2010	2009
2010	2,986	8,400
2011	6,251	2,645
2012	8,564	336
2013	8,376	209
2014	8,312	147
2015	2,869	147
Total future minimum lease payments	37,358	11,884

Total rental expenses for all operating leases for the six-month periods ended June 30, 2010 and 2009 are as follow:

	2010	2009
Total lease expenses	5,917	4,050

As lessor, Edenor has entered into several operating lease contracts with certain cable television companies granting them the right to use the poles of the Company’s network. Most of such lease contracts include automatic renewal clauses.

As of June 30, 2010 and December 31, 2009, future minimum lease collections with respect to operating leases are as follow:

	2010	2009
2010	6,055	12,831
2011	9,375	12,294
2012	119	2,167
2013	75	75
2014	18	18
Total future minimum lease collections	15,642	27,385

Total rental income for all operating leases for the six-month periods ended June 30, 2010 and 2009, is as follows:

	2010	2009
Total lease income (Note 11)	7,605	6,367

o)	Labor cost liabilities and early retirements payable:

They include the following charges:
-	for supplementary benefits of leaves of absence derived from accumulated vacation,
-
for seniority-based bonus to be granted to employees with a specified number of years of employment, as stipulated in collective bargaining agreements in effect. As of June 30, 2010 and December 31, 2009, the accrual for such bonuses amounted to 10,092 and 9,064, respectively (Note 8), and

-
for other personnel benefits (pension plan) to be granted to employees upon retirement, as stipulated in collective bargaining agreements in effect. As of June 30, 2010 and December 31, 2009, the accrual for these benefits amounted to 28,816 and 24,820, respectively (Note 8).

Liabilities related to the above-mentioned seniority-based bonus and other personnel benefits (pension plans) to be granted to employees, have been determined taking into account all rights accrued by the beneficiaries of both plans as of June 30, 2010 and December 31, 2009, respectively, on the basis of actuarial studies conducted by an independent actuary as of December 31, 2009. Such liabilities have been disclosed under the “Salaries and social security taxes” account as seniority-based bonus and other personnel benefits, respectively (Note 8).

Early retirements payable corresponds to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations which as of June 30, 2010 and December 31, 2009 amount to 6,492 and 6,185  (current) and 8,673 and 9,789  (non-current), respectively (Note 8).

The periodical components of the personnel benefits plan for the six-month periods ended June 30, 2010 and 2009 are as follow:

	2010	2009
Cost	914	804
Interest	3,912	2,422
Amortization of recognized net actuarial loss	406	657
	5,232	3,883

The detail of the variations in the Company’s payment commitments under the personnel benefits plan as of June 30, 2010 and December 31, 2009 is as follows:

	2010	2009
Payment commitments under the personnel benefits plan at the beginning of the year	31,195	26,623
Cost	914	1,608
Interest	3,912	4,843
Actuarial loss	0	(886)
Benefits paid to participating employees	(1,236)	(993)
Payment commitments under the personnel benefits plan at the end of the period	34,785	31,195

Payment commitments under the personnel benefits plan at the end of the period	34,785	31,195
Unrecognized net actuarial loss	(5,969)	(6,375)
Total personnel benefits plan (Note 8)	28,816	24,820

Actuarial assumptions used were the following:

	2010	2009
Discount rate	24%	25%
Salary increase	15%	15%
Inflation	18%	11.5%

The actuarial method used by the Company is the “Projected Unit Credit Method”.

As of June 30, 2010 and December 31, 2009, the Company does not have any assets related to the personnel benefit plan (pension plan).

p)	Customer deposits and contributions:

Customer deposits:

Under the Concession Agreement, the Company is allowed to receive customer deposits in the following cases:
1.	When the power supply is requested and the user is unable to provide evidence of his legal ownership of the premises;
2.	When service has been suspended more than once in one-year period;
3.	When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).
4.	When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

The Company has decided not to request customer deposits from residential tariff customers.

Customer deposits may be either paid in cash or through the customer’s bill and accrue monthly interest at a specific rate of Banco de la Nación Argentina called “reference” rate.

When a customer requests that the supply service be disconnected, the customer’s deposit is credited (principal amount plus any interest accrued up to the date of reimbursement). Any balance outstanding at the time of requesting the disconnection of the supply service is deducted from the amount so credited. Similar procedures are followed when the supply service is disconnected due to a lack of customer payment. Consequently, the Company recovers, either fully or partially, any amount owed for electric power consumption.

When the conditions for which the Company is allowed to receive customer deposits no longer exist, the principal amount plus any interest accrued thereon are credited to the customer’s account.

Customer contributions:

The Company receives advances from certain customers for services to be provided based on individual agreements. Such advances are stated at nominal value as of the end of the period/year.

q)	Revenue recognition:

Revenues from operations are recognized on an accrual basis and derive mainly from electricity distribution. Such revenues include electricity supplied, whether billed or unbilled, at the end of each period and have been valued on the basis of applicable tariffs.

The Company also recognizes revenues from other concepts included in distribution services, such as new connections, rights of use on poles, transportation of electricity to other distribution companies, etc.

All revenues are recognized when the Company’s revenue earning process has been substantially completed, the amount of revenues may be reasonably measured and the economic benefits associated with the transaction flow to the Company.

During the year ended December 31, 2007, the Company recognized revenues from the retroactive tariff increase deriving from the application of the electricity rate schedule resulting from the Temporary Tariff Regime (RTT) to non-residential consumption for the period of November 2005 through January 31, 2007 (Note 17.b) as it was during this fiscal year that the new electricity rate schedule was approved by Resolution No. 51/2007 of the ENRE and applied as from February 1, 2007.

On October 4, 2007 the Official Gazette published Resolution No. 1037/2007 of the National Energy Secretariat. Said resolution establishes that the amounts paid by the Company for the Quarterly Adjustment Coefficient (CAT) implemented by Section 1 of Law No. 25,957, as well as the amounts corresponding to the Cost Monitoring Mechanism (MMC) for the period May 2006 through April 2007 (Note 17 b and c) be deducted from the funds resulting from the difference between surcharges billed and discounts made to customers, deriving from the implementation of the Program for the Rational Use of Electric Power (PUREE), until their transfer to the tariff is granted by the regulatory authority. The resolution also establishes that the MMC adjustment for the period May 2006 through April 2007, applicable as from May 1, 2007, amounts to 9.63%.

Additionally, on October 25, 2007 the ENRE issued Resolution No. 710/2007 which approves the MMC compensation mechanism established in the aforementioned Resolution No. 1037/2007 of the National Energy Secretariat.

The amounts corresponding to the Cost Monitoring Mechanism (MMC) for the period May 2006 through April 2007 as well as those corresponding to the period May 2007 through October 2007 were transferred to the tariff as from July 1, 2008, in accordance with the provisions of Resolution No. 324/2008 (Note 17.b).

By Note No. 1383 dated November 26, 2008 of the National Energy Secretariat, the ENRE was instructed to consider the earmarking of the funds deriving from the application of the Cost Monitoring Mechanism (MMC) corresponding to the period May 2007 through October 2007 whose recognition was pending, and to allow that such funds be deducted from the excess funds deriving from the application of the Program for the Rational Use of Electric Power (PUREE), in accordance with the provisions of Resolution No. 1037/2007 of the National Energy Secretariat.

r)	Estimates:

The preparation of the financial statements in accordance with Argentine GAAP requires the Company’s Board of Directors and Management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results and amounts may differ from the estimates used in the preparation of the financial statements.

s)	Losses - Earnings per share:

It has been computed on the basis of the number of shares outstanding as of June 30, 2010 and 2009 which amounts to 897,042,600 (net of the treasury shares as of June 30, 2010 and 2009 for 9,412,500). There is no earning (loss) per share dilution, as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

t)	Segment information:

In accordance with the provisions of TR No. 18, the Company is required to disclose segment information provided certain requirements are met. This Resolution establishes the criterion to be followed for reporting information on operating segments in annual financial statements, and requires the reporting of selective information on operating segments in interim financial reports. Operating segments are those components of the Company’s activity about which different financial information may be obtained, whether for the allocation of resources or the determination of an asset’s performance. TR No. 18 also establishes the criterion to be applied by the Company to disclose its services, geographical areas and major customers.

The Company is a natural monopoly that operates in a single business segment, electricity distribution and sale in a specific geographical area, pursuant to the terms of the concession agreement that governs the provision of this public service. The Company’s activities have similar economic characteristics and are similar as to the nature of their products and services and the electricity distribution process, the type or category of customers, the geographical area and the methods of distribution. Management evaluates the Company’s performance based on net income. Accordingly, the disclosure of information as described above is not necessary.

u)	Risk management:

The Company operates mainly in Argentina. Its business may be affected by inflation, currency devaluation, regulations, interest rates, price controls, changes in governmental economic policies, taxes and other political and economic-related issues affecting the country. The majority of the Company’s assets are either non-monetary or denominated in Argentine pesos, whereas the majority of its liabilities are denominated in U.S. dollars. As of June 30, 2010, a minimum portion of the Company’s debts accrues interest at floating rates; consequently the Company’s exposure to interest rate risk is limited (Note 14).

As of June 30, 2010 and December 31, 2009, the Company has entered into forward and futures contracts with the aim of mitigating the risk generated by the fluctuations in the US dollar rate of exchange (Notes 5, 7 and 23.b).

v)	Concentration risks:

Related to customers

The Company’s accounts receivable derive primarily from the sale of electric power.

No single customer accounted for more than 10% of sales for the six-month periods ended June 30, 2010 and 2009. The collectibility of trade receivables balances related to the Framework Agreement, which amount to 29,005 and 54,823 as of June 30, 2010 and December 31, 2009, respectively, as disclosed in Notes 4 and 13, is subject to compliance with the terms of such agreement.

Related to employees who are union members

As of June 30, 2010 and December 31, 2009, approximately 83% of the Company’s employees were union members. Although the relationship with unions is currently stable, the Company may not ensure that there will be no work disruptions or strikes in the future, which could have a material adverse effect on the Company’s business and the results of operations. Furthermore, collective bargaining agreements signed with unions expired at the end of the 2007 fiscal year. There is no guarantee that the Company will be able to negotiate new collective bargaining agreements under the same terms as those currently in place or that there will be no strikes before or during the negotiation process.

The Bid Package sets forth the responsibilities of both SEGBA and the Company in relation to the personnel transferred by SEGBA through Resolution No. 26/92 of the Energy Secretariat.  According to the Bid Package, SEGBA will be fully liable for any labor and social security obligations accrued or originated in events occurred before the take-over date, as well as for any other obligations deriving from lawsuits in process at such date.

During 2005, two new collective bargaining agreements were signed with the Sindicato de Luz y Fuerza de la Capital Federal and the Asociación de Personal Superior de Empresas de Energía, which expired on December 31, 2007 and October 31, 2007, respectively.  These agreements were approved by the Ministry of Labor and Social Security on November 17, 2006 and October 5, 2006, respectively.

As of the date of issuance of these financial statements, meetings aimed at negotiating the renewal terms of both collective bargaining agreements are being held with the above-mentioned unions.

v)	Foreign currency translation/ transactions:

The Company accounts for foreign currency denominated assets and liabilities and related transactions as follows:

The accounting measurements of purchases, sales, payments, collections, other transactions and outstanding balances denominated in foreign currency are translated into pesos using the exchange rates described below. Thus, the resulting amount in pesos represents the amount collected or to be collected, paid or to be paid.

For conversion purposes, the following exchange rates are used:

a)     the exchange rate in effect at the date of the transaction, for payments, collections and other transactions denominated in foreign currency; and
b)     the exchange rate in effect at the date of the financial statements, for assets and liabilities denominated in foreign currency.

For transactions and balances denominated in foreign currency, the bid price is used for assets, and the offer price is used for liabilities.

The effect of such transactions has been included in the Statement of Income as “Exchange difference” under “Financial income (expense) and Holding gains (losses)”.

x)	Financial statements comparison:

Certain amounts disclosed in the financial statements as of June 30, 2009 have been reclassified for comparative purposes, following the disclosure criteria used for the financial statements as of June 30, 2010.

Such reclassifications do not imply any changes in shareholders’ equity as of June 30, 2009 or in the results of operations for the period ended as of that date.

4.  TRADE RECEIVABLES

The detail of trade receivables as of June 30, 2010 and December 31, 2009 is as follows:

	2010	2009
Current:

Receivables from sales of electricity:
Billed	193,060	181,595

Unbilled
Sales of electricity	134,965	139,181
Retroactive tariff increase arising from the application of the new electricity rate schedule (Note 17.b item d)	37,206	37,391
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule (Note 3.c)	(2,535)	(2,516)
Framework Agreement (Notes 3.v and 13)	29,005	36,273
Adjustment to present value of Framework Agreement (Note 13)	0	(1,406)
Framework Agreement - Payment plan agreement with the Province of Bs. As. (Note 13)	0	2,292
National Fund of Electricity (Note 17.a)	3,515	2,840
Bonds for the cancellation of debts of the Province of Bs. As. (Note 13)	25,565	0
Specific fee payable for the expansion of the network, transportation and others (Note 17.b)	3,619	2,459
In litigation	11,198	10,815
Subtotal	435,598	408,924
Less:
Allowance for doubtful accounts (Exhibit E)	(24,672)	(19,688)
	410,926	389,236

Non-Current:

Receivables from sales of electricity:

Unbilled
Sales of electricity	45,531	45,531
Retroactive tariff increase arising from the application of the new electricity rate schedule (Note 17.b item d)	7,948	31,795
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule (Note 3.c)	(857)	(4,119)
Framework Agreement (Notes 3.v and 13)	0	18,550
Adjustment to present value of Framework Agreement (Note 13)	0	(4,710)
	52,622	87,047

5.  OTHER RECEIVABLES

The detail of other receivables as of June 30, 2010 and December 31, 2009 is as follows:

	2010	2009
Current:

Prepaid expenses (1)	8,648	2,800
Advances to suppliers	1,480	142
Advances to personnel	4,698	6,396
Related parties (Note 15)	1,659	1,604
Receivables from activities other than the main activity (2)	19,964	20,402
Allowance for other doubtful accounts (Exhibit E)	(10,765)	(7,908)
Initial margins and other (3)	659	32,544
Tax on financial transactions	816	682
Other (4)	7,444	4,436
	34,603	61,098
Non-current:

Prepaid expenses	1,319	1,439
Net deferred tax assets (Note 3.m)	96,266	87,075
Other	1,310	242
	98,895	88,756
(1)	Includes 549 and 447 in foreign currency (Exhibit G) as of June 30, 2010 and December 31, 2009, respectively.
(2)	Includes 2,268 and 1,367 in foreign currency (Exhibit G) as of June 30, 2010 and December 31, 2009, respectively.
(3)
Related to initial margins on derivative financial instruments (Notes 3.u and 23.b), 345 and 22,899 of which are denominated in foreign currency (Exhibit G) as of June 30, 2010 and December 31, 2009, respectively.

(4)	Includes 4,478 and 129 in foreign currency (Exhibit G) as of June 30, 2010 and December 31, 2009, respectively.

6.  TRADE ACCOUNTS PAYABLE

The detail of trade accounts payable as of June 30, 2010 and December 31, 2009 is as follows:

	2010	2009
Current:

Payables for purchase of electricity and other purchases (1)	223,718	214,693
Unbilled electric power purchases	99,379	92,945
Customer contributions (Note 3.p)	31,118	28,874
Other (2)	9,363	11,270
	363,578	347,782
Non-Current:

Customer deposits (Note 3.p)	46,362	44,179
Other (3)	2,284	2,675
	48,646	46,854
(1)
Includes 25,790 and 29,034 in foreign currency (Exhibit G) as of June 30, 2010 and December 31, 2009, respectively. Also, includes balances with SACME S.A. for 860 and 1,000 as of June 30, 2010 and December 31, 2009, respectively (Note 15).

(2)	Includes 749 related to the debt recognition and refinancing agreement entered into with the ONABE (Note 17.c).
(3)	Debt recognition and refinancing agreement entered into with the ONABE (Note 17.c).

7.	LOANS

The detail of loans as of June 30, 2010 and December 31, 2009 is as follows:

	2010	2009
Current:
Financial loans:
Principal	16,667	43,333
Interest	125	305
Subtotal debt for financial loans	16,792	43,638

Corporate Notes (Note 14):
Floating Rate Par Notes – Class 8	23,285	17,464
Interest (1)	15,856	15,885
Fixed and Incremental Rate Par Notes – Class A (2)	3,005	0
Floating Rate Par Notes – Class A (2)	1,244	0
Derivative financial instruments (Notes 3.u and 23.b)	9,242	6,001
Subtotal debt for corporate notes	52,632	39,350
Adjustment to present value of notes (Note 3.j)	(393)	0
Debt for Corporate Notes at present value	52,239	39,350
	69,031	82,988

	2010	2009
Non-current:

Corporate Notes (Note 14):
Floating Rate Par Notes – Class 8	46,594	58,236
Fixed Rate Notes – Class 7 (2)	584,502	565,022
Fixed and Incremental Rate Par Notes – Class A (2)	57,088	58,091
Floating Rate Par Notes – Class A (2)	48,507	48,093
Subtotal debt for corporate notes	736,691	729,442
Adjustment to present value of notes (Note 3.j)	(20,032)	(21,943)
Debt for Corporate Notes at present value	716,659	707,499
	716,659	707,499

(1)	Includes 14,121 and 13,996 in foreign currency (Exhibit G) as of June 30, 2010 and December 31, 2009, respectively.
(2)	In foreign currency (Exhibit G) as of June 30, 2010 and December 31, 2009.

8.  SALARIES AND SOCIAL SECURITY TAXES

The detail of salaries and social security taxes as of June 30, 2010 and December 31, 2009 is as follows:

	2010	2009
Current:

Salaries payable and accruals	87,294	101,435
Social Security (ANSES)	11,681	10,757
Early retirements payable (Note 3.o)	6,492	6,185
	105,467	118,377
Non-Current (Note 3.o):

Personnel Benefits Plan	28,816	24,820
Seniority-based bonus	10,092	9,064
Early retirements payable	8,673	9,789
	47,581	43,673

9.  TAXES

The detail of taxes as of June 30, 2010 and December 31, 2009 is as follows:

	2010	2009
Current:

Provincial, municipal and federal contributions and taxes	33,055	28,957
Value Added Tax (VAT)	28,937	28,554
Income tax and Tax on minimum presumed income (net of advances, withholdings and payments on account)	22,370	37,867
Withholdings	9,029	9,464
Municipal taxes	26,004	24,693
Tax regularization plan Law No. 26,476 (Note 3.i.1)	1,312	1,261
Other	9,628	9,505
	130,335	140,301

Non-Current:

Tax regularization plan Law No. 26,476 (Note 3.i.1)	8,753	9,374

10.  OTHER LIABILITIES

The detail of other liabilities as of June 30, 2010 and December 31, 2009 is as follows:

	2010	2009
Current:

Other (1)	5,204	8,012
	5,204	8,012
Non-current:

ENRE penalties and discounts (Note 17 a and b)	402,354	377,456
Program for the rational use of electric power (PUREE) (Note 17 a)	369,065	233,319
	771,419	610,775

(1)
Includes 3,523 and 1,370 in foreign currency (Exhibit G) as of June 30, 2010 and December 31, 2009, respectively.
Additionally, includes 945 and 3,744 related to the software lease agreement (Note 3.g) as of June 30, 2010 and December 31, 2009, respectively.

11.  NET SALES

The breakdown of net sales for the six-month periods ended June 30, 2010 and 2009 is as follows:

	2010	2009

Sales of electricity (1)	1,067,866	1,039,981
Late payment charges	11,416	10,191
Right of use on poles (Note 3.n)	7,605	6,367
Connection charges	2,886	2,641
Reconnection charges	1,145	1,009
	1,090,918	1,060,189
(1) Net of ENRE discounts and penalties for 25,835 and 22,000 for the six-month periods ended June 30, 2010 and 2009, respectively (Note 17 a and b).

12.  OTHER (EXPENSE) - INCOME NET

The breakdown of other (expense) - income net for the six-month periods ended June 30, 2010 and 2009 is as follows:

	2010	2009

Non-operating (expense) income	(795)	1,156
Commissions on municipal taxes collection	2,393	1,612
Net expense from technical services	(1,440)	(1,458)
Voluntary Retirements - Bonuses	(5,363)	(4,108)
Severance paid	(2,309)	(2,398)
Accrued litigation (Exhibit E)	0	(6,000)
Disposal of property, plant and equipment	(604)	(209)
Recovery of allowance for doubtful accounts (1)	0	21,236
Net recovery of accrued litigation (2)	0	23,431
Other	(95)	1,187
	(8,213)	34,449
(1) Related to the Framework Agreement Province of Buenos Aires (Note 13, Exhibits E and H).
(2) Related to the Company’s adherence to the tax regularization plan.

13.   FRAMEWORK AGREEMENT

On January 10, 1994, the Company, together with EDESUR S.A., the Argentine Federal Government and the Government of the Province of Buenos Aires signed a Framework Agreement aimed at resolving the issue of supplying electricity to low-income areas and shantytowns. Pursuant to such Framework Agreement, the Company is entitled to receive compensation from a Special Fund for any non-payment~~s~~ of electricity supplied to low-income areas and shantytowns.

As permitted by section 13 of the Agreement, which stipulated that the terms and conditions of the Agreement could be subject to review and/or adjustments under certain circumstances, and taking into account that not all of the objectives of the Agreement could be completely fulfilled within the originally stipulated period, although most of them had been accomplished, and considering also that new shantytowns had appeared which had to be recognized, the parties agreed to extend the term of the Agreement for an additional fifty-month period ending August 31, 2002. During such additional period the original provisions of the Framework Agreement and the Regulations continued to be in effect. Furthermore, a new population census was conducted so as to identify those shantytowns which up to then had not been recognized.

On October 6, 2003, the Company signed a new Framework Agreement with the Argentine Federal Government and the Government of the Province of Buenos Aires, whose purpose was similar to that of the previous agreement, and which retroactively covered all the services provided as from September 1, 2002. The term of the new framework agreement was four years to commence as from January 1, 2003 and could be renewed for another four-year term should the parties so agree.  The aforementioned Framework Agreement expired on December 31, 2006

On October 26, 2006, the Company entered into a Payment Plan Agreement with the Government of the Province of Buenos Aires which establishes the conditions according to which the Province of Buenos Aires will honor its obligation to the Company amounting to 27,114, for the period September 2002 through June 2006, which the Province agrees to verify in accordance with the provisions of chapter VI -section 13 and related sections- of the Fund Regulations of the New Framework Agreement. Furthermore, the Province agrees to pay the debt resulting from the aforementioned verification, in 18 equal, consecutive and monthly installments.

On September 22, 2008, the Official Gazette published Resolution No. 900/2008 of the Ministry of Federal Planning, Public Investment and Services which ratifies the Addendum to the New Framework Agreement entered into by the Federal Government and the Company, according to which the term of the agreement is renewed for a period of four years to commence as from January 1, 2007.
Furthermore, on March 11, 2009, by Resolution No. 158/2009, the ENRE approves the extension of the regulations established in the Addendum to the new Framework Agreement in the terms of Resolution No. 22/2004.

On June 18, 2009, the Official Gazette of the Province of Buenos Aires published Decree No. 732, which ratifies the Addendum to the New Framework Agreement entered into by the Government of the Province of Buenos Aires and the Company, according to which the term of the agreement is renewed for a period of four years to commence as from January 1, 2007.

During November-December 2009 and March through June 2010, the Company received payments from the Argentine Federal Government for 20,000 and 8,004, respectively.

By virtue of Law No. 14,062 and Decree No. 2,789/09 of the Province of Buenos Aires related to the issuance of bonds for the cancellation of debts of such province (Bonos de Cancelación de Deudas de la Provincia de Buenos Aires) and their regulations, in March 2010, the Company entered into a Payment Plan Agreement with the Government of the Province of Buenos Aires pursuant to which the Government of the Province of Buenos Aires verified and paid with Bonds for the Cancellation of Debts, the debt stated therein in the amount of 32,797. The aforementioned agreement was ratified by the Provincial Executive Power and the Company’s Board of Directors. As of June 30, 2010, the balance of Bonds for the Cancellation of Debts kept by the Company amounts to 25,565 (Note 4).

Additionally, as of June 30, 2010 and December 31, 2009, balances with the Argentine Federal Government and the Government of the Province of Buenos Aires amount to 29,005 and 54,823, respectively (Note 4). Due to the fact that the Framework Agreement has been totally ratified, the Company has provided the ENRE with the documentation to validate the amounts to be collected for this concept and has initiated the corresponding collection proceedings.

14.   CORPORATE NOTES PROGRAM

RESTRUCTURING OF FINANCIAL DEBT

On January 19, 2006, the Company’s Board of Directors approved the launching of a solicitation of consent for the restructuring of the Company’s financial debt through the exchange of such debt for a combination of cash and notes (the Restructuring) pursuant to a voluntary exchange offer (the Voluntary Exchange Offer) and/or an out-of-court reorganization agreement (Acuerdo Preventivo Extrajudicial) (the APE).

The restructuring of the Company’s debt was carried out throughout the fiscal year ended December 31, 2006. As a result of the restructuring process, the defaulted debt prior to the restructuring, which amounted to US$ 540.9 million as of February 22, 2006, was reduced to US$ 376.4 million, with an average term of more than 8 years, at an average cost of 8% and final maturity in 2019.

On February 23, 2006, the Annual General Meeting approved the extension of the Global Medium-Term Corporate Notes Issuance Program for a Maximum Amount (outstanding at any time) of up to US$ 600 million (or its equivalent in any other currency). Said extension was also approved by the CNV through Resolution No. 15,359 issued by the CNV’s Board of Directors on March 23, 2006.

In the meeting held on June 14, 2007, the Company’s Board of Directors approved the updating of the Trust Agreement for the issuance of corporate notes that had been duly approved by the CNV, as required by section 76 of Chapter VI of the CNV’s Regulations.

On June 28, 2007, the Company’s Board of Directors’ meeting approved the issuance and public offering, within the framework of the Program and under the terms of Law No. 23,576 as amended, of fixed rate Corporate Notes for a nominal value of up to US$ 250 million with maximum maturity in 2017. On October 9, 2007, the Company issued and carried out the public offering of Class 7 Corporate Notes for US$ 220 million. The 10-year term Corporate Notes were issued at an issue price of 100% of the principal amount, and accrue interest as from the date of issuance at a fixed rate of 10.5% per annum, payable on April 9 and October 9 of each year, with the first interest payment maturing on April 9, 2008. The principal will be amortized by a lump sum payment at maturity date on October 9, 2017. The Company has requested authorization for the trading of the Corporate Notes on the Buenos Aires Stock Exchange, the Mercado Abierto Electrónico S.A. (the OTC market of Argentina), the Luxembourg Stock Exchange, and the Euro MTF Market, which is the alternative market of the Luxembourg Stock Exchange. Furthermore, the Company may request authorization for the listing of the Corporate Notes on the PORTAL Market as well as authorization for their trading and/or negotiation on any other stock exchange and/or self-regulated market of Argentina  and/or abroad.

Most of the net proceeds from the sale of the Corporate Notes were used for the purchase, payment or redemption of the Company’s outstanding Discount Corporate Notes due in 2014.

Furthermore, on April 13, 2009, the Company’s Board of Directors approved the issuance and public offering, within the framework of the Program and under the terms of Law No. 23,576, as amended, of floating rate Corporate Notes for a nominal value of up to 150,000 with maximum maturity in 2013.

On May 7, 2009, the Company issued and carried out the public offering of Class 8 Corporate Notes for 75,700. The four-year term corporate notes were issued at an issue price of 100% of the principal amount and accrue interest as from the date of issuance at a floating private BADLAR rate plus a spread of 6.75%, payable quarterly on May 7, August 7, November 7 and February 7 of each year, with the first interest payment maturing on August 7, 2009.
The principal will be amortized in 13 consecutive and quarterly installments, the first of which became due on May 7, 2010.
The Company has requested authorization for the listing of the Corporate Notes on the Buenos Aires Stock Exchange (BCBA) and admission for trading on the Mercado Abierto Electrónico S.A. (the OTC market of Argentina).
The Company used the net proceeds from the sale of the Corporate Notes to finance the capital expenditures plan.

During the years ended December 31, 2009, 2008 and 2007, the Company purchased at market prices and in successive operations all “discount notes” and part of the “fixed rate par notes” due in 2016 and 2017, for nominal values of US$ 86,038 thousand, US$ 50,033 thousand and U$S 283,726 thousand, respectively.

Furthermore, on the meeting held on June 28, 2010, the Company’s Board of Directors approved a new updating of the Prospectus of the Global Corporate Notes Program that had been duly approved by the CNV, as required by section 76 of Chapter VI of the CNV’s Regulations.

The Company’s debt structure as of June 30, 2010 and December 31, 2009 was comprised of the following Notes:

Debt issued in United States dollars:

As of June 30, 2010 and December 31, 2009, the Company has in its portfolio Class 7 fixed rate par notes for US$ 65,310 thousand.

Debt issued in Argentine pesos:

The debt structure for US dollar-denominated corporate notes originally issued and payments made during fiscal years 2007, 2008 and 2009 were as follow:

Additionally, from July 1, 2010 until the date of issuance of these financial statements, the Company has partially repurchased at market prices “par notes” due in 2016, for a nominal value of US$ 7,270 thousand (Note 26).

The principal amortization schedule of the corporate notes debt, broken down by year of total debt, without considering possible adjustments, prepayments, redemptions or cancellations is detailed in the table below:

Year	Amount
2010	11,643
2011	31,784
2012	31,785
2013	20,164
2014	8,499
2015	8,499
2016	32,533
2017	589,477
2018	4,977
2019	24,864
764,225

The main covenants are the following:

1) Negative Covenants

The terms and conditions of the Corporate Notes include a series of negative covenants that limit the Company’s actions with regard to, among others, the following:

- encumbrance or authorization to encumber its property or assets;

- incurrence of indebtedness, in certain specified cases;

- sale of the Company’s assets related to its main business;

- carrying out of transactions with shareholders or related parties;

- making certain payments (including, among others, dividends, purchases of Edenor’s common shares or payments on subordinated debt).

2) Suspension of Covenants

Certain negative covenants stipulated in the trust agreement will be suspended or adjusted if:

(a)       The Company’s long-term debt rating is raised to Investment Grade, or

(b)  The Company’s Level of Indebtedness is equal to or lower than 2.5.

If the Company subsequently losses its Investment Grade rating or its Level of Indebtedness is higher than 2.5, as applicable, the suspended negative covenants will be once again in effect.

However, the reinstatement of the covenants will not affect those acts which the Company may have performed during the suspension of such covenants.

3) Registration Rights

In accordance with the Registration Rights Agreement, the Company filed with the SEC an application requesting authorization in connection with an authorized exchange offer of the Corporate Notes for new notes of the same class registered with the SEC in accordance with the Securities Act, representing the same outstanding debt and subject to similar terms and conditions.

The exchanged corporate notes would have no restrictions concerning their transfer and would be freely transferable after the authorized exchange offer by those Corporate Notes holders who are not related parties of the Company.

On April 13, 2009, the Company informed the National Securities Commission that under rule 144 of the US Securities Act of 1933, as amended, the Class 7 Corporate Notes due in 2017 had become freely transferable to and from any person who is not a related company of Edenor.

Consequently, the Company has entered into a complementary agreement in order to exchange the Regulation S Global Corporate Note (issued for a nominal value of US$ 160,250 thousand) and the Restricted Global Corporate Note (issued for a nominal value of US$ 59,750 thousand), both of them issued within the framework of the trust agreement, for one fully registered “Global Corporate Note” with no interest coupons attached for a nominal value of US$ 220,000 thousand, which will not bear the restrictive legend, as defined under the trust agreement entered into on October 9, 2007.

15.   BALANCES AND TRANSACTIONS WITH THE CONTROLLING COMPANY AND RELATED PARTIES ART. 33 LAW 19550

In the normal course of business, the Company carries out transactions with the controlling company and related parties.

As of June 30, 2010 and December 31, 2009, the outstanding balances with the controlling company and related parties are as follow:

	2010	2009
Current investments (Exhibit D)
Transener S.A.	22,637	0
Total	22,637	0
Other receivables (Note 5)
Electricidad Argentina S.A.	0	1
SACME S.A.	1,659	1,603
Total	1,659	1,604
Trade accounts payable (Note 6)
SACME S.A.	(860)	(1,000)
Total	(860)	(1,000)

Transactions carried out with the controlling company and related parties for the six-month periods ended June 30, 2010 and 2009 are as follow:

	2010	2009
Other income
Electricidad Argentina S.A.	4	5
Total	4	5

Expenses from services
SACME S.A.	(2,566)	(2,495)
Préstamos y Servicios S.A.	(39)	(307)
Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	(65)	(25)
Total	(2,670)	(2,827)

	2010	2009
Financial expenses and interest
Electricidad Argentina S.A.	(4,825)	(4,526)
Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	0	(145)
Total	(4,825)	(4,671)

Agreement with Electricidad Argentina S.A. (controlling company)

On April 4, 2006, the Company and EASA entered into an agreement pursuant to which EASA will provide technical advisory services on financial matters as from September 19, 2005 and for a term of five years. In consideration of these services, EDENOR will pay EASA an annual amount of US$ 2,000,000 plus VAT.  Any of the parties may terminate the agreement at any time by giving 60 days’ notice, without having to comply with any further obligations or paying any indemnification to the other party.
At the meeting held on April 22, 2008, the Board of Directors approved the addendum to the agreement for the provision of technical advisory services dated March 14, 2008.The aforementioned addendum stipulates that the amount to be paid by the Company in consideration of the services provided by Electricidad Argentina S.A. has been increased to US$ 2,500,000 plus VAT, payable retroactively as from January 1, 2008. The rest of the contractual terms have not been modified.

Agreement with Comunicaciones y Consumos S.A.

On March 16, 2007, the Company and Comunicaciones y Consumos S.A. (CYCSA) entered into an agreement pursuant to which the Company granted CYCSA the exclusive right to provide telecommunications services to the Company customers through the use of the Company’s network in accordance with the provisions of Decree No. 764/2000 of the Federal Government, which contemplates the integration of voice, data and image transmission services through the existing infrastructure of electricity distribution companies such as the Company’s network. In accordance with the terms of the agreement, CYCSA will be responsible for all maintenance expenses and expenses related to the adapting of the Company’s network for the rendering of such telecommunications services. The term of the agreement, which was originally ten years to commence from the date on which CYCSA were granted the license to render telecommunications services, was subsequently extended to twenty years by virtue of an addendum to the agreement. The agreement will be automatically renewed upon expiration date for subsequent periods of five years, unless notice to the contrary is given by any of the parties no less than 120 days prior to the expiration of the corresponding period. In accordance with the agreement, CYCSA shall periodically request access to the Company’s network. Such request will be evaluated by the Company and access will be granted based on the available capacity of the network. In consideration of the use of the network, CYCSA will grant the Company 2% of the annual charges collected from customers, before taxes, as well as 10% of the profits obtained from provision of services. Furthermore, CYCSA will indemnify the Company for any obligation arising from the rendering of the services through the Company’s network. The agreement was signed on condition that CYCSA was to obtain the telecommunications license, which was granted by the National Communications Secretariat through Resolution No. 179/2008.
Furthermore, the first addendum to the Agreement for the Granting of Permission for the Use of Electricity Distribution Network was signed on October 27, 2008. Pursuant to this addendum, the Company granted CYCSA the right to use the poles and towers of High, Medium and Low-voltage overhead lines and the ducts and/or triple ducts accompanying High, Medium and Low-voltage ducts for the laying of optical fiber owned by CYCSA, on condition that the referred to optical fiber does not affect the normal supply of the public service. Moreover, said addendum grants Edenor the right to use part of the capacity of the optical fiber to be installed. It must be pointed out that the aforementioned addendum was approved by the Company’s Board of Directors at the meeting held on November 5, 2008.
During November 2008, the Company and CYCSA entered into the second addendum to the agreement, which modifies section XI of the main agreement (Term of the Agreement), thus extending the term of the agreement from ten to twenty years to commence from the date on which it went into effect. The aforementioned addendum was approved by the Company’s Board of Directors on December 18, 2008.

Agreement with Préstamos y Servicios S.A.

On March 16, 2007, the Company entered into an agreement with Préstamos y Servicios S.A. (PYSSA), a company engaged in the rendering of financial services, pursuant to which the Company granted PYSSA the exclusive right to conduct its direct and marketing services through the use of the Company’s facilities and mailing services. As part of the agreement, the Company agreed to provide physical space in some of its offices so that PYSSA be able to offer financial and loan services to Company customers. Furthermore, the Company agreed to include PYSSA marketing material in the mail sent to customers, including the invoices. The term of the agreement is five years, which will be automatically renewed for subsequent periods of five years, unless any of the parties gives notice to the other of his intention to terminate the agreement no less than 120 days prior to the expiration of the corresponding period. In accordance with the terms of the agreement, PYSSA will pay the Company 2% of the monthly charges collected from customers, before taxes, as well as 10% of the profits obtained from its services. Furthermore, PYSSA agreed to indemnify the Company for any obligation arising from the rendering of its services. The agreement established that its term was subject to the authorization of the ENRE, which approved this through Resolution No. 381/2007.
The activities related to the aforementioned agreement have been temporarily suspended in the Company’s offices.

16.   CAPITAL STOCK

a)  General

As of June 30, 2010 and December 31, 2009, the Company’s capital stock amounts to 906,455,100 shares, represented by 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share. Each and every share maintains the same voting rights, i.e. one vote per share. There are no preferred shares of any kind, dividends and/or preferences in the event of liquidation, privileged participation rights, prices and dates, or unusual voting rights. Moreover, there are no significant terms of contracts allowing for either the issuance of additional shares or any commitment of a similar nature.
As of June 30, 2010 and December 31, 2009, the Company owns 9,412,500 Class B treasury shares.

b)  Restriction on the transfer of the Company’s common shares

The Company’s by-laws provide that Class “A” shareholders may transfer their shares only with the prior approval of the ENRE. The ENRE must communicate its decision within 90 days upon submission of the request for such approval, otherwise the transfer will be deemed approved.

Furthermore, Caja de Valores S.A. (the Public Register Office), which keeps the Share Register of the shares, is entitled (as stated in the Company’s by-laws) to reject such entries which, at its criterion, do not comply with the rules for the transfer of common shares included in (i) the Argentine Business Organizations Law, (ii) the Concession Agreement and (iii) the Company’s by-laws.

In addition, the Class “A” shares are pledged during the entire term of the concession as security for the performance of the obligations assumed under the Concession Agreement.

Additionally, in connection with the issuance of Class 2 Corporate Notes, EASA is required to be the beneficial owner and owner of record of not less than 51% of EDENOR’s issued, voting and outstanding shares.

Section ten of the Adjustment Agreement signed with the Grantor of the Concession and ratified through Decree No. 1957/06 stipulates that from the signing of the agreement through the end of the Contractual Transition Period, the majority shareholders may not modify their ownership interest nor sell their shares.

c)  Employee Stock Ownership Program (ESOP)

At the time of the privatization of SEGBA (the Company’s predecessor), the Argentine Government assigned the Company’s Class C shares, representing 10% of the Company’s outstanding capital stock, for the creation of an Employee Stock Ownership Program (ESOP) in compliance with the provisions of Law No. 23,696 and its regulatory decrees. Through this program, certain eligible employees (including former SEGBA employees who had been transferred to the Company) were entitled to receive a specified number of Class C shares, to be calculated on the basis of a formula that took into consideration a number of factors including employee salary, position and seniority. In order to implement the ESOP, a general transfer agreement, a voting trust agreement and a trust agreement were signed.

Pursuant to the general transfer agreement, participating employees were allowed to defer payment of the Class C shares over time. As security for the payment of the deferred purchase price, the Class C shares were pledged in favor of the Argentine government. This pledge was released on April 27, 2007 upon full payment to the Argentine Government of the deferred purchase price of all Class C shares. Additionally, in accordance with the terms of the original trust agreement, the Class C shares were held in trust by Banco de la Nación Argentina, acting as trustee, for the benefit of the ESOP participating employees and the Argentine Government. Furthermore, in accordance with the voting trust agreement, all political rights of participating employees (including the right to vote at ordinary and extraordinary shareholders’ meetings) were to be jointly exercised until full payment of the deferred purchase price and release of the pledge in favor of the Argentine Government. On April 27, 2007, ESOP participating employees fully paid the deferred purchase price to the Argentine Government, accordingly, the pledge was released and the voting trust agreement was terminated.

In accordance with the regulations applicable to the ESOP, participating employees who retired before full payment of the deferred purchase price to the Argentine Government was made, were required to transfer their shares to the Guarantee and Repurchase Fund (Fondo de Garantía y Recompra) at a price to be calculated in accordance with a formula established in the general transfer agreement. As of the date of payment of the deferred purchase price, the Guarantee and Repurchase Fund had not fully paid the amounts due to former ESOP participating employees for the transfer of their Class C shares.

A number of former employees of both SEGBA and the Company have brought legal actions against the Guarantee and Repurchase Fund, the Argentine Government and, in few cases, against the Company, in cases in relation to the administration of the Employee Stock Ownership Program. The plaintiffs who are former employees of SEGBA were not deemed eligible by the corresponding authorities to participate in the Employee Stock Ownership Program at the time of its creation. This decision is being disputed by the plaintiffs who are therefore seeking compensation. The plaintiffs who are former employees of the Company are claiming payment for the unpaid amounts owed to them by the Guarantee and Repurchase Fund either due to non-payment of the transfer of their shares upon retirement in favor of the Guarantee and Repurchase Fund or incorrect calculation of amounts paid to them by the Guarantee and Repurchase Fund. In several of these claims, the plaintiffs have obtained attachment orders or prohibitory injunctions against the Guarantee and Repurchase Fund on Class C shares and the amounts deposited in such Fund. Due to the fact that the resolution of these legal proceedings is still pending, the Federal Government has instructed Banco de la Nación Argentina to create a Contingency Fund so that a portion of the proceeds of the offering of the Employee Stock Ownership Program Class C shares be kept during the course of the legal actions.

No accrual has been recorded in the financial statements in connection with the legal actions brought against the Company as the Company’s management believes that EDENOR is not responsible for the above-mentioned claims.

In accordance with the agreements, laws and decrees that govern the Employee Stock Ownership Program, the Class C shares may only be held by personnel of the Company, therefore before the public offering of the Class C shares that had been separated from the Program, such shares were converted into Class B shares and sold. In conformity with the by-laws, the political rights previously attributable to Class C shares are at present jointly exercised with those attributable to Class B shares and the holders of the remaining Class C shares will vote jointly as a single class with the holders of Class B shares when electing directors and supervisory committee members. As of June 30, 2010 and December 31, 2009, 1,952,604 Class C shares, representing 0.22% of the Company’s capital stock are outstanding (Notes 1 and 16.a).

d)  Absorption of unappropriated retained earnings:

On April 7, 2010 the General Annual Meeting resolved that the income for the 2009 fiscal year be absorbed by the Unappropriated retained earnings account:

- Income for the 2009 fiscal year                                                                                       90,643

- Legal Reserve (5% of the income for the year) (Note 24)                                           (4,532)

- Unappropriated retained earnings for the 2009 fiscal year                                        86,111

17.   REGULATORY FRAMEWORK

a)	General

The Company's business is regulated by Law No. 24,065, which created the National Regulatory Authority for the Distribution of Electricity (ENRE). In this connection, the Company is subject to the regulatory framework provided under the aforementioned Law and the regulations issued by the ENRE.

The ENRE is empowered to: a) approve and control tariffs, and b) control the quality of both the service and the technical product, as established in the Concession Agreement. Failure to comply with the provisions of such Agreement and the rules and regulations governing the Company's business will make the Company liable to penalties that may include the forfeiture of the concession.

As from September 1, 1996, there has been a change in the methods applied to control the quality of both the product and the service provided by the Company. Within this new framework, compensation between areas and circuits of different quality is not allowed, instead, the specific quality provided to individual customers, rather than an average customer value must be measured.  As a result, fines will be credited to users affected by service deficiencies in future bills. Penalties are imposed in connection with the following major issues:

1.	Deviation from quality levels of technical product, as measured by voltage levels and network variations;
2.	Deviation from quality levels of technical service, as measured by the average interruption frequency per Kilovatios (KVA) and total interruption time per KVA;
3.	Deviation from quality levels of commercial service, as measured by the number of claims and complaints made by customers, service connection times, the number of estimated bills and billing mistakes;
4.	Failure to comply with information gathering and processing requirements so as to evaluate the quality of both the technical product and the technical service;
5.	Failure to comply with public safety regulations.

As of June 30, 2010 and December 31, 2009, the Company has accrued penalties for resolutions not yet issued by the ENRE corresponding to the six-month control periods elapsed over those dates. The Company has applied the adjustment contemplated in the temporary tariff regime (caption b item vii) and the adjustments established by the electricity rate schedules applied during the 2008 fiscal year, Resolutions Nos. 324/2008 and 628/2008 (Note 17.b).

As of June 30, 2010 and December 31, 2009, liabilities for penalties amounting to 402,354 and 377,456, respectively, have been included in other non-current liabilities (Note 10).

In addition, as of June 30, 2010, the Company’s management has considered that the ENRE has mostly complied with the obligation to suspend lawsuits aimed at collecting penalties, without prejudice to maintaining an open discussion with the entity concerning the effective date of the Adjustment Agreement and, consequently, concerning the penalties included in the renegotiation and those subject to the criteria of the Transition Period.

Moreover, on July 12, 2006 the National Energy Secretariat issued Resolution No. 942/2006 which modifies the allocation of any excess funds resulting from the difference between surcharges billed and discounts made to customers, deriving from the implementation of the Program for the Rational Use of Electric Power (PUREE), which provides for the application of both tariff incentives and penalties aimed at encouraging customers to reduce consumption. As from July 1, 2006, such excess funds may be applied against the amounts receivable that the Company maintains in the Trade receivables account as Unbilled –National Fund of Electricity, for “Quarterly Adjustment Coefficient of the National Fund of Electricity” (section 1 of Law No. 25,957) for 3,515 and 2,840 as of June 30, 2010 and December 31, 2009, respectively (Note 4). On August 10, 2006 the ENRE issued Resolution No. 597/2006 which regulates the aforementioned Resolution No. 942/2006 of the National Energy Secretariat and establishes the compensation mechanism to be used.

On October 4, 2007 the Official Gazette published Resolution No. 1037/2007 of the National Energy Secretariat. Said resolution establishes that the amounts paid by the Company for the Quarterly Adjustment Coefficient (CAT) implemented by Section 1 of Law No. 25,957, as well as the amounts corresponding to the Cost Monitoring Mechanism (MMC) for the period May 2006 through April 2007 (Note 17.b items b and c) be deducted from the funds resulting from the difference between surcharges billed and discounts made to customers, resulting from the implementation of the Program for the Rational Use of Electric Power (PUREE), until their transfer to the tariff is granted by the regulatory authority. The resolution also establishes that the MMC adjustment for the period May 2006 through April 2007, applicable as from May 1, 2007, amounts to 9.63%.

Additionally, on October 25, 2007 the ENRE issued Resolution No. 710/2007 which approves the MMC compensation mechanism established in the aforementioned Resolution No. 1037/2007 of the National Energy Secretariat.

The amounts corresponding to the Cost Monitoring Mechanism (MMC) for the period May 2006 through April 2007 as well as those corresponding to the period May 2007 through October 2007 were transferred to the tariff as from July 1, 2008, in accordance with the provisions of Resolution No. 324/2008 (Note 17.b).

By Note No. 1383 dated November 26, 2008 of the National Energy Secretariat, the ENRE was instructed to consider the earmarking of the funds deriving from the application of the Cost Monitoring Mechanism  (MMC) corresponding to the period May 2007 through October 2007 whose recognition was pending, and to allow that such funds be deducted from the excess funds deriving from the application of the Program for the Rational Use of Electric Power (PUREE), in accordance with the provisions of Resolution No. 1037/2007 of the National Energy Secretariat. The MMC adjustment for the period May 2007 through October 2007, applicable as from November 1, 2007, amounts to 7.56%.

Additionally, as of June 30, 2010, the Company has submitted to the National Regulatory Authority for the Distribution of Electricity the MMC adjustment requests, in accordance with the following detail:

Assessment Period	Application Date	MMC Adjustment
November 2007 - April 2008	May 2008	5.791%
May 2008 – October 2008	November 2008	5.684%
November 2008 - April 2009	May 2009	5.068%
May 2009 – October 2009	November 2009	5.041%
November 2009 – April 2010	May 2010	7.103%

As of the date of issuance of these financial statements, the approval of the aforementioned adjustments by the National Regulatory Authority for the Distribution of Electricity is still pending.

In addition, as of June 30, 2010 and December 31, 2009 liabilities generated by the excess funds deriving from the application of the Program for the Rational Use of Electric Power (PUREE), amount to 369,065 and 233,319 respectively (Note 10) and have been disclosed in other non-current liabilities. The increase in liabilities is due to the fact that the Company was allowed to keep such funds in order to cover the MMC (Cost Monitoring Mechanism) increases not transferred to the tariff.

b) Concession

The term of the concession is 95 years and may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods: a first period of 15 years and subsequent periods of 10 years. At the end of each management period, the Class “A” shares representing 51% of EDENOR’s capital stock, currently held by EASA, must be offered for sale through a public bidding.  If EASA makes the highest bid, it will continue to own the Class “A” shares, and no further disbursements will be necessary. On the contrary, if EASA is not the highest bidder, then the bidder who makes the highest bid must pay EASA the amount of the bid in accordance with the conditions of the public bidding.  The proceeds from the sale of Class “A” shares will be delivered to EASA after deducting any amounts receivable to which the Grantor of the concession may be entitled.

In accordance with the provisions of the Concession Agreement, the Company shall take the necessary measures to guarantee the supply and availability of electricity so as to meet demand in due time and in accordance with stipulated quality levels, for which purpose the Company shall be required to guarantee sources of supply.

For such purpose, the Company has the exclusive right to render electric power distribution and sales services within the concession area to all users who are not authorized to obtain their power supply from the Electric Power Wholesale Market (MEM), thus being obliged to supply all the electric power that may be required. In addition, the Company shall allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession. No specific fee must be paid by the Company under the Concession Agreement during the term of the Concession.

On January 6, 2002, the Federal Executive Power passed Law No. 25,561 whereby adjustment clauses denominated in US dollars or any other foreign currencies, indexation clauses based on price indexes from other countries, as well as any other indexation mechanisms stipulated in the contracts entered into by the Federal Government, including those related to public utilities, were declared null and void as from such date. The resulting prices and rates were converted into Argentine pesos at a rate of 1 peso per US dollar. Furthermore, Law No. 25,561 authorized the Federal Executive Power to renegotiate public utility contracts taking certain requirements into account.

In accordance with the provisions of Laws Nos. 25,972, 26,077, 26,204, 26,339, 26,456 and 26,563 both the declaration of economic emergency and the period to renegotiate public utility contracts were extended through December 31, 2005, 2006, 2007, 2008, 2009 and 2011, respectively.

As a part of the renegotiation process, the Unit of Renegotiation and Analysis of Public Utility Contracts (UNIREN) proposed the signing of an Adjustment Agreement that would be the basis of a comprehensive renegotiation agreement of the Concession Agreement. The Company satisfied the regulatory agency’s requirements; provided an answer to the proposal and attended the public hearing convened for such purpose, rejecting in principle the proposal on the grounds that it did not properly address the need to redefine the terms of the agreement as contemplated by the law. Nevertheless, the Company ratified its willingness to reach an understanding that would restore the financial and economic equation of the concession agreement. On September 21, 2005, the Company signed the Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law No. 25,561 and supplementary regulations. Due to the appointment of a new Economy and Production Minister, on February 13, 2006 a new copy of the Adjustment Agreement was signed under the same terms as those stipulated in the agreement signed on September 21, 2005.

The Adjustment Agreement establishes the following:

i)
the implementation of a Temporary Tariff Regime (RTT) effective as from November 1, 2005, including a 23% average increase in the distribution margin, which may not result in an increase in the average tariff of more than 15%, and an additional 5% average increase in the value added distribution (VAD), allocated to certain specified capital expenditures;

ii)	the requirement that during the term of said temporary tariff regime, dividend payment be subject to the approval of the regulatory authority;
iii)	the establishment of a “social tariff” for the needy and the levels of quality of the service to be rendered;
iv)	the suspension of the claims and legal actions filed by the Company and its shareholders in national or foreign courts due to the effects caused by the Economic Emergency Law;
v)
the carrying out of a Revision of the Company Tariff Structure (RTI) which will result in a new tariff regime that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law No. 24,065, the National Regulatory Authority for the Distribution of Electricity will be in charge of such review;

vi)
the implementation of a minimum investment plan in the electric network for an amount of 178.8 million to be fulfilled by EDENOR during 2006, plus an additional investment of 25.5 million should it be required (item f below);

vii)
the adjustment of the penalties imposed by the ENRE that are payable to customers as discounts, which were notified by such regulatory agency prior to January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

viii)
the waiver of the penalties imposed by the ENRE that are payable to the Argentine State, which have been notified, or their cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

ix)
the payment term of the penalties imposed by the ENRE, which are described in item vii above, is 180 days after the approval of the Revision of the Company Tariff Structure (RTI) in fourteen semiannual installments, which represent approximately two-thirds of the penalties imposed by the ENRE before January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect, subject to compliance with certain requirements.

Said agreement was ratified by the Federal Executive Power through Decree No. 1957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007. This agreement stipulates the terms and conditions that, upon compliance with the other procedures required by the regulations, will be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of electric power distribution and sale within the federal jurisdiction, between the Federal Executive Power and the Company.

Additionally, on February 5, 2007 the Official Gazette published Resolution No. 51/2007 of the ENRE which approves the electricity rate schedule resulting from the RTI applicable to consumption recorded as from February 1, 2007. This document provides for the following:

a)
A 23% average increase in distribution costs, service connection costs and service reconnection costs in effect which the Company collects as the holder of the concession of the public service of electric power distribution, except for the residential tariffs;

b)
Implementation of an additional 5% average increase in distribution costs, to be applied to the execution of the works and infrastructure plan detailed in Appendix II of the Adjustment Agreement. In this regard, the Company has set up the required fund, which as of June 30, 2010 amounts to 93.607. This amount is net of the amounts transferred to CAMMESA for 45,824;

c)
Implementation of the Cost Monitoring Mechanism (MMC) contemplated in Appendix I of the Adjustment Agreement, which for the six-month period beginning November 1, 2005 and ending April 30, 2006, shows a percentage of 8.032%. This percentage will be applied to non-residential consumption recorded from May 1, 2006 through January 31, 2007;

d)
Invoicing in 55 equal and consecutive monthly installments of the differences arising from the application of the new electricity rate schedule for non-residential consumption recorded from November 1, 2005 through January 31, 2007 (items i) and ii) above) and from May 1, 2006 through January 31, 2007 (item iii) above);

e)
Invoicing of the differences corresponding to deviations between foreseen physical transactions and those effectively carried out and of other concepts related to the Wholesale Electric Power Market (MEM), such as the Specific fee payable for the Expansion of the Network, Transportation and Others, included in Trade Receivables under Receivables from sales of electricity as Unbilled (Note 4);

f)
Presentation, within a period of 45 calendar days from the issuance of this resolution, of an adjusted annual investment plan, in physical and monetary values, in compliance with the requirements of the Adjustment Agreement.

The Company has recorded the adjustment of the penalties described in the Adjustment Agreement for an amount of 17,162 as of December 31, 2008, which is equivalent to the tariff increases mentioned in the items above.

Revenues from the retroactive tariff increase deriving from the implementation of the new electricity rate schedule applicable to non-residential consumption for the period of November 2005 through January 31, 2007 have been fully recognized in the financial statements for the year ended December 31, 2007. Such amount, which totaled 218,591, is being invoiced in 55 equal and consecutive monthly installments, as described in item b) of paragraph d) of this note. As of June 30, 2010, the installments corresponding to the months of February 2007 through June 2010 for a total of 173,437 have already been billed.

On April 30, 2007, the Official Gazette published Resolution No. 434/2007 of the National Energy Secretariat which adjusts the time periods set forth in the Adjustment Agreement signed by the Company and the Grantor of the Concession and ratified by Decree No. 1957 of the Federal Government dated December 28, 2006.

In this regard, the aforementioned Resolution provides that the contractual transition period established in the Adjustment Agreement will be in effect from January 6, 2002 to the date on which the Revision of the Company Tariff Structure (RTI) established in the aforementioned Adjustment Agreement goes into effect.

Furthermore, the Resolution establishes that the new electricity rate schedule resulting from the RTI will go into effect on February 1, 2008. It also stipulates that, in the event that the tariff resulting from the RTI is higher than the tariff established in section 4 of the Adjustment Agreement, the transfer of the increase to the tariff will be made in accordance with the provisions of section 13.2 of the Adjustment Agreement, which establish that the first adjustment will take effect as from February 1, 2008 and the second will take effect six months later, maintaining the percentages agreed upon in the Adjustment Agreement.

The aforementioned Resolution No. 434/2007 establishes that the Company must present an investment plan before May 1, 2007 (which has already been complied with), and that the obligations and commitments set forth in section 22 of the Adjustment Agreement be extended until the date on which the electricity rate schedule resulting from the RTI goes into effect, allowing the Company and its shareholders to resume the claims suspended as a consequence of the Adjustment Agreement if the new electricity rate schedule does not go into effect in the aforementioned time period.

Furthermore, on July 7, 2007 the Official Gazette published Resolution No. 467/07 of the ENRE pursuant to which the first management period is extended for 5 years to commence as from the date on which the Revision of the Company Tariff Structure (RTI) goes into effect. Its original maturity would have taken place on August 31, 2007.

On July 30, 2008, the National Energy Secretariat issued Resolution No. 865/2008 which modifies Resolution No. 434/2007 and establishes that the electricity rate schedule resulting from the Revision of the Company Tariff Structure (RTI) will go into effect in February 2009.
As of the date of issuance of these financial statements, no resolution has been issued concerning the application of the electricity rate schedule resulting from the RTI which was expected to be in effect since February 1, 2009.

With regard to the commencement of the Revision of the Tariff Structure, the ENRE has begun this process, and, on November 12, 2009, the Company submitted its revenue requirements proposal for the new period, which included the grounds and criteria based on which the request is made.

On September 19, 2007, the Energy Secretariat by Note No. 1006/07 requested that the Company comply with the provisions of Resolutions Nos. 1875 and 223/07 of the aforementioned Secretariat, dated December 5, 2005 and January 26, 2007, respectively.

In accordance with the aforementioned resolutions, the Company must transfer to CAMMESA, 61.96% of the total amount of the special fund set up in compliance with Clause 4.7 of the Adjustment Agreement, plus any interest accrued on the financial investments made by the Company with such funds.  Such funds will be used for the execution of the works aimed at connecting Central Costanera and Central Puerto electricity generation plants with Malaver Substation.

On July 31, 2008, the National Regulatory Authority for the Distribution of Electricity issued Resolution No. 324/2008 which approves the values of the Company’s electricity rate schedule that contemplates the partial application of the adjustments corresponding to the Cost Monitoring Mechanism (MMC) and their transfer to the tariff. The aforementioned electricity rate schedule increases the Company’s value added distribution by 17.9% and has been applied to consumption recorded as from July 1, 2008.

Therefore, the increase in tariffs for final users has ranged from 0% to 30%, on average, depending on consumption.

Furthermore, on October 31, 2008, the National Energy Secretariat issued Resolution No. 1169/2008 which approved the new seasonal reference prices of power and energy in the Electric Power Wholesale Market (MEM).

Consequently, the ENRE issued Resolution No. 628/2008 which approves the values of the electricity rate schedule to be applied as from October 1, 2008.

The aforementioned electricity rate schedule includes the transfer of the increase in the seasonal energy price to tariffs, with the aim of reducing Federal Government grants to the electricity sector, without increasing the Company’s value added distribution.

The National Ombudsman made a presentation against both the resolutions by which the new electricity rate schedule had gone into effect as from October 1, 2008 and the application of the Program for the Rational Use of Electric Power (PUREE).

Within the framework of the case, on January 27, 2009, the ENRE notified the Company of a prohibitory injunction issued by the Court hearing the case as a consequence of the Ombudsman’s presentation, according to which the Company is prohibited from cutting power due to the nonpayment of bills issued with the rate hike resulting from the application of the resolutions questioned by the Ombudsman, until a final ruling is issued on the case. The precautionary measure has been appealed by the Company and the Argentine Federal Government. On September 1, 2009, Court Room V of the National Appellate Court in Federal Administrative Matters confirmed the first instance decision, thus maintaining in effect the prohibitory injunction granted by the court of original jurisdiction. The Company filed an “Extraordinary appeal” against this decision, which was also rejected by the appellate court hearing the case. As a final recourse, on December 7, 2009, the Company filed an appeal (“Queja por Recurso denegado”) to the Federal Supreme Court requesting that the extraordinary appeal rejected by the Appellate Court be sustained. The appeal (“Queja por Recurso denegado”) is currently being analyzed by the Supreme Court. On July 1, 2009, notice of the proceedings in the matter of “National Ombudsman vs. Federal Government – Resolution No. 1169 and Others, proceeding for the determination of a claim” was served upon the Company, which the Company answered in due time and manner. On November 27, 2009, and within the framework of this case, the Court hearing the case decided to reject that a summons be served upon the firm CAMMESA as a third-party defendant that had been requested by the Company and EDELAP S.A. The Company, considering that said decision causes an irreparable harm filed in due time an appeal, which, as of the date of issuance of these financial statements, has not yet been granted.

On August 10, 2009, the National Regulatory Authority for the Distribution of Electricity issued Disposition No. 55/2009, which established a period for the review and analysis of both the application of Resolution No. 628/2008 of the ENRE –exceptions to the application of the electricity rate schedule- and the effects deriving from the implementation thereof. This review and analysis process consisted of the verification in situ in the three Electricity Distribution Companies of the correct application of the rate schedule in effect to, and the effective implementation of exceptions granted for, consumption recorded from May 2009 to the date of issuance of the aforementioned disposition, in the case of small-demand residential customers whose consumption exceeded 1,000 kWh bimonthly and/or 500 kWh per month.

Furthermore, it was determined that during the period comprehended by the aforementioned process, Electricity Distribution Companies should not send bills corresponding to such period in those cases in which consumption exceeded 1,000 kWh bimonthly and/or 500 kWh per month.

On August 14, 2009, the Energy Secretariat issued Resolution No. 652/09 which ordered the suspension of the reference market prices of energy set forth in sections 6, 7 and 8 of Resolution No. 1169/08 of that Secretariat, and established new values for the periods June-July 2009 and August–September 2009, reinstating partial government grants to the electricity generation sector. Furthermore, the resolution also established the unsubsidized reference market prices of energy for the months of June and July 2009 and the quarter August-October 2009.

Consequently, on August 18, 2009, the Company was notified of Resolution No. 433/2009 of the ENRE, which approved the values of the Electricity Rate Schedules applicable to consumption recorded from midnight June 1, 2009, and midnight August 1, 2009. Additionally, the resolution also approved the values of the Electricity Rate Schedule with unsubsidized -full- tariffs applicable to consumption recorded from midnight June 1, 2009, in accordance with the provisions of section 7 of Resolution No. 652/2009 of the Energy Secretariat.

The aforementioned resolution instructed Electricity Distribution Companies to issue new bills to those customers whose situation fell within the scope of the resolution, following the provisions of Resolution No. 628/2008 of the ENRE, this time applying the Electricity Rate Schedules approved in Resolution No. 433/09. In the case of bills that had already been paid, Electricity Distribution Companies were required to credit the corresponding adjustment against the amount payable in the next billing period.

Additionally, Electricity Distribution Companies were instructed to break down the variable charge in all the bills issued to customers into two concepts: “Unsubsidized Variable Charge” –full tariff- and “Federal Government Grant” –its value is the difference between the value arising from the full rate schedule and the subsidized rate schedule-. Moreover, the surcharges billed due to the application of the Program for the Rational Use of Electric Power (PUREE) had to be recalculated.

On September 3, 2009, the Company was notified of Resolution No. 666/2009 of the Energy Secretariat, which approved the winter quarterly rescheduling for the MEM for the period August 1, 2009 - October 31, 2009.

On September 29, 2009, the Company was notified of Resolution No. 469/09 of the ENRE, whereby the National Regulatory Authority for the Distribution of Electricity approved the values of the electricity rate schedule, with unsubsidized full tariffs to be applied as indicated in section 7 of Resolution No. 652/09 of the Energy Secretariat.  Furthermore, Electricity Distribution Companies were instructed to include in the bills to be issued to small demand residential and general-use customers the fixed charges of the Electricity Rate Schedule approved by Resolution No. 469/09 of the ENRE under the legend “Unsubsidized Fixed Charge”.

Furthermore, by Resolution No. 347/2010, the National Energy Secretariat approved the winter scheduling for the Wholesale Electric Power Market (MEM) for the period May 1 – October 31, 2010. In the reasons supporting such resolution, the National Energy Secretariat also stated that it considered it necessary that the seasonal prices to be paid by the customers of distribution companies should take into account not only the situation existing in such seasonal period but also the payment capacity of the different social classes included in the residential category of the electricity rate schedules of the referred to distribution companies. Therefore, considering the level of electricity consumption during winter and with the aim of not negatively affecting user payment capacity, the National Energy Secretariat resolved to suspend the application of sections 6, 7, and 8 of its Resolution No. 1169/2008 from June 1, 2010 to September 30, 2010. It must be pointed out that this situation had already been contemplated by the National Energy Secretariat in 2009 in its Resolution No. 652/2009, which gave rise to the issuance of Resolution No. 433/2009 of the ENRE.
As a consequence of the aforementioned Resolution No. 347/2010 of the Energy Secretariat, on May 21, 2010 the Company was notified of Resolution No. 294/2010 of the ENRE, which approved the values of the Company’s Electricity Rate Schedule included in Appendix I of such Regulatory Authority’s Resolution No. 433/2009, applicable to consumption recorded from midnight June 1, 2010.
Furthermore, on July 23, 2010, the Company was notified of Resolution No. 421/2010 of the ENRE, which approved the values of the Company’s Electricity Rate Schedule included in Appendix IV of such Regulatory Authority’s Resolution No. 433/2009, applicable to consumption recorded from midnight August 1, 2010

On October 26, 2009, notice of the complaint “CONSUMIDORES LIBRES COOP. LTADA. DE PROVISIÓN DE SERVICIOS DE ACCIÓN COMUNITARIA VS Federal Government – National Energy Secretariat – ENRE, proceedings for the determination of a claim” was served upon the Company.  The complaint was filed by two consumer associations: CONSUMIDORES LIBRES COOP. LTADA. DE PROVISIÓN DE SERVICIOS DE ACCIÓN COMUNITARIA and the UNIÓN DE USUARIOS Y CONSUMIDORES against the Federal Government, the ENRE, EDESUR, EDELAP and EDENOR, and is pending in the National Court of Original Jurisdiction in Federal Administrative Matters Number 8, in charge of Justice Ms. Liliana Heiland, attorney-at-law (deputy). In accordance with the terms of the complaint, the associations for the defense of consumer rights, ADDUC and UNIÓN DE USUARIOS Y CONSUMIDORES EN DEFENSA DE SUS DERECHOS, have joined the complaint.

The remedies sought in the complaint are as follow:

a) That all the last resolutions concerning electricity rates issued by the National Regulatory Authority for the Distribution of Electricity and the National Energy Secretariat be declared null and unconstitutional, and, in consequence whereof, that the amounts billed by virtue of these resolutions be refunded.

b) That all the defendants be under the obligation to carry out the Revision of the Tariff Structure (RTI).

c) That the resolutions issued by the Energy Secretariat that extend the transition period of the Adjustment Agreement be declared null and unconstitutional.

d) That the defendants be ordered to carry out the sale process, through an international public bidding, of the class "A" shares, due to the fact that the Management Period of the Concession Agreement is considered over.

e) That the resolutions as well as any act performed by a governmental authority that modify contractual renegotiations be declared null and unconstitutional.

f) That the resolutions that extend the management periods contemplated in the Concession Agreement be declared null and unconstitutional.

g) Subsidiarily, should the main claim be rejected, that the defendants be ordered to bill all customers on a bimonthly basis.

Additionally, it is requested that a precautionary measure be issued with the aim of suspending the rate hikes established in the resolutions being questioned by the plaintiff. Subsidiarily, it is requested that the application of the referred to resolutions be partially suspended. Finally, it is also subsidiarily requested by the plaintiff that the application authority be ordered not to issue new increases other than within the framework of the Revision of the Tariff Structure process. As of to date, the Court has neither granted nor rejected that which has been requested.  With regard to the subject matter of the action, it has been answered by the Company within the contemplated legal time period and in due manner.

With reference to that which has been previously mentioned, the objected to rate increases, with the exception of the one granted by Resolution No. 324/08 of the ENRE, do not have a direct impact on the value added distribution, inasmuch as they are the result of the transfer to the tariff of the higher generation costs ordered by the Grantor of the Concession. These generation increases are effective for the Company within the pass-through mechanism in the tariff.

On February 11, 2010 the Court hearing the case decided to turn into ordinary the proceeding that had been brought as an extraordinary summary proceeding, thus extending the time periods involved in the process. With regard to the provisional relief sought, on that date, the court ordered the carrying out of actions to add and clarify existing evidence, prior to taking any decision thereon.

Within the contemplated legal time period, the Company answered the complaint rejecting all its terms and requesting that a summons be served upon CAMMESA as a third-party defendant. The remaining co-defendants, except for the Federal Government, have already answered the notice of the complaint served upon them.

Furthermore, on March 31, 2010, notice of the complaint “CONSUMIDORES FINANCIEROS ASOCIACIÓN CIVIL PARA SU DEFENSA vs. EDENOR S.A – EDESUR S.A for BREACH OF CONTRACT” – National Court of Original Jurisdiction in Federal Administrative Matters No. 2 – Clerk’s Office No. 15, was served upon the Company.

The remedies sought in the complaint are as follow:

-
Reimbursement of the VAT percentage paid on the illegally “widened” taxable basis due to the incorporation of a concept (National Fund of Electricity - FNEE) on which no VAT had been paid by the defendants when CAMMESA (the company in charge of the regulation and operation of the wholesale electricity market) invoiced them the electricity purchased for distribution purposes.

-
Reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment.

-	Application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361.

On April 22, 2010, the Company answered the complaint and filed a motion to dismiss for lack of standing (“excepción de falta de legitimación”), requesting, at such opportunity, that a summons be served upon the Federal Government, the Argentine tax authorities (“AFIP”) and the ENRE as third-party defendants. These pleadings were made available to the plaintiff. Having this procedural step been complied with, as from June 16, 2010 the proceedings are yet to be resolved.

With regard to the commencement of the Revision of the Tariff Structure, the ENRE has begun this process, and, on November 12, 2009, the Company submitted its revenue requirements proposal for the new period, which included the grounds and criteria based on which the request is made.

By Note No. 91,241, notified to the Company on December 18, 2009, the ENRE requested that the Company submit the technical rate schedules resulting from the preparation of its proposal, which as of the date of issuance of these financial statements have not yet been submitted.

In accordance with the provisions of Resolution No. 467/2007 of the ENRE, the commencement of the process for the sale of the shares must take place when the five-year tariff period beginning after the ending of the RTI comes to an end. Additionally, the controlling shareholder -Electricidad Argentina S.A. - is authorized to present as bidder in the referred to process and if its offer is selected as the winning bid, the controlling company will not have to make any disbursement whatsoever to keep the control of Edenor.

c)  Concession of the use of real property

Pursuant to the Bid Package, SEGBA granted the Company the free use of real property for periods of 3, 5 and 95 years, with or without a purchase option, based on the characteristics of each asset, and the Company would be responsible for the payment of any taxes, charges and contributions levied on such properties and for the taking out of insurance against fire, property damage and third-party liability, to SEGBA’s satisfaction.

The Company may make all kind of improvements to the properties, including new constructions, upon SEGBA’s prior authorization, which will become the grantor’s property when the concession period is over, and the Company will not be entitled to any compensation whatsoever. SEGBA may terminate the gratuitous bailment contract after demanding the performance by the Company of any pending obligation, in certain specified cases contemplated in the Bid Package. At present, as SEGBA’s residual entity has been liquidated, these presentations and controls are made to the National Agency of Public Properties (ONABE), with which the Company entered into a debt recognition and refinancing agreement for 4,681 on September 25, 2009.
The form of payment stipulated in the aforementioned agreement establishes an advance payment of 1,170, which the Company made on September 25, 2009, and 48 installments of 104 for the remaining balance of 3,511. The installments include compensatory interest of 18.5% per annum under the French system, and are payable as from October 2009
As of June 30, 2010, principal owed for this concept amounts to 3,033, which has been recorded in Trade accounts payable under Other (Note 6).

As of the date of issuance of these financial statements, the Company has acquired for an amount of 12,765, nine of these properties whose gratuitous bailment contracts had expired. The title deeds of eight of these properties have been executed at a price of 12,375. As for the remaining property, a down payment of 117 has been made while the outstanding amount of 273 will be payable upon the execution of the title deed on a date to be set by the Ministry of Economy.

18.   CASH FLOW INFORMATION

a)	Cash and cash equivalents:

For the preparation of the Statement of Cash Flows, the Company considers as cash equivalents all highly liquid investments with original maturities of three months or less.

	As of June 30, 2010	As of December 31, 2009	As of June 30, 2009
Cash and Banks	7,789	8,685	7,913
Time deposits	4,391	27,191	5,040
Money market funds	60,729	80,055	94,934
Corporate notes	208,954	112,441	0
Government bonds	15,990	0	123,966
Municipal bonds	0	0	698
Total cash and cash equivalents in the Statement of Cash Flows	297,853	228,372	232,551

b)	Interest paid and collected:

	For the six-month periods ended June 30,
	2010	2009
Interest paid during the period	(42,006)	(48,883)
Interest collected during the period	11,485	13,115

19.   INSURANCE COVERAGE

As of June 30, 2010, the Company carries the following insurance policies for purposes of safeguarding its assets and commercial operations:

Risk covered		Amount insured

Comprehensive (1)	US$	568,800,977
Mandatory life insurance		$32,952,000
Additional life insurance		$64,625,540
Funeral and burial insurance		$54,920,000
Theft of securities	US$	100,000
Vehicles (theft, third-party liability and damages)		$16,334,585
Land freight	US$	2,000,000
Imports freight		$2,250,000

(1)
Includes: fire, partial theft, tornado, hurricane, earthquake, earth tremors, flooding and debris removal from facilities on facilities providing actual service, except for high, medium and low voltage networks.

20. CLAIM OF THE PROVINCE OF BUENOS AIRES BOARD OF ELECTRIC POWER

On December 1, 2003, the Board of Electric Power of the Province of Buenos Aires (Board) filed a claim against EDENOR in the amount of 284,364 that includes surcharges and interest as of the date of the claim, and imposed penalties for an amount of 25,963, due to the Company’s alleged failure to act as collecting agent of certain taxes established by Decrees-law Nos. 7290/67 and 9038/78 from July 1997 through June 2001.

On December 23, 2003, the Company appealed the Board's decision with the Tax Court of the Province of Buenos Aires, which had the effect of temporarily suspending the Company’s obligation to pay. Such appeals were filed on the grounds that the Federal Supreme Court had declared that the regulations established by the aforementioned Decrees-law were unconstitutional, as they were incompatible with the Province of Buenos Aires’ commitment not to levy any taxes on the transfer of electricity.

On March 20, 2007, the Board of Electric Power of the Province of Buenos Aires amended the original complaint to include an additional claim in the amount of 7,720 that includes surcharges and interest as of the date of the claim for the period of July 2001 through June 2002, extending the claim to certain Company Directors.

On June 27, 2007, the Tax Court of the Province of Buenos Aires pronounced in favor of the appeal duly lodged by the Company, thus becoming final.

At the same time, on June 23, 2005, a petition for a declaratory judgment proceeding was filed with the Secretariat of Original Lawsuits of the Federal Supreme Court, so that the maximum authority clarify the condition of uncertainty generated by the provincial tax authorities’ insistence on not honoring the commitment assumed by the Province in the Federal Pact, and their avoidance of the Federal Supreme Court’s decisions. The aforementioned proceeding is still pending on the Federal Supreme Court.

Therefore, no accrual has been recorded for these claims as the Company’s management, based on both the aforementioned pronouncement and the opinion of its legal advisors, believes that there exist solid arguments to support its position.

21.  LEGAL ACTION FOR ALLEGED ENVIRONMENTAL POLLUTION

On May 24, 2005, three of EDENOR’s employees were indicted on charges of polychlorinated biphenyl (PCB)-related environmental contamination. In connection with this alleged violation, the judge issued an order of attachment on the Company's assets in the amount of 150 million pesos to cover the potential cost of damage repair, environmental restoration and court costs. On May 30, 2005, the Company filed appeals against both the charges brought against its employees and the attachment order. On December 15, 2005, the Federal Court of Appeals of San Martín dismissed the charges against all three defendants and, accordingly, revoked the attachment order against the Company’s assets. The decision of the Court of Appeals was based on the fact that the existence of environmental pollution could not be proved, and, in consequence whereof, established that the Trial Judge should order the acquittal of two ENRE public officers who had been indicted on related charges. An appeal against this decision was filed in the Tribunal de Casación (the highest appellate body for this matter), which on April 5, 2006 ruled that the appeal was not admissible.

On July 16, 2007, the Company was notified that on July 11, 2007 the Trial Judge ruled the definitive acquittal of all Company officials and employees that had been indicted in the case, thus ordering the closing of the case. This decision could be appealed.

After the filing of an appeal, on March 25, 2008, the Federal Court of Appeals of San Martín confirmed the decision rendered by the court of original jurisdiction that had ordered the acquittal of Messrs. Daniel José Lello, Luciano Pironio, Julio Adalberto Márquez, Francisco Ponasso, Henri Lafontaine, Henri Marcel Roger Ducre and Christian Rolland Nadal, as well as the acquittal of ENRE officers, Mr. Juan Antonio Legisa and Ms. María Cristina Massei.

In its decision, the appellate court, quoting the “Chazarreta” judgment as case law, stated that the right to defense at trial pursuant to due process, guaranteed by the Constitution, included the right to obtain a judgment that would put an end to the situation of uncertainty that implied criminal prosecution. Furthermore, the appellate court’s decision also stated that if the Prosecutor, after a thorough investigation, was unable to transfer the presumption of guilt to the degree of certainty required for a declaration of criminal liability, the status of innocence should prevail.

Based on the foregoing, and considering that the preliminary investigation phase had ended, the Federal Court of Appeals ordered the confirmation of the aforementioned resolution.

It is worth mentioning that the dismissal ordered by the judge of original jurisdiction was appealed by the Prosecutor, who cited the possible dismissal of criminal action for being beyond the statute of limitations, as a grievance, among other possibilities, caused by the decision of the court.

However, after the filing of the corresponding legal briefs by the Company, the appellate court confirmed the decision of the court of original jurisdiction based on the aforementioned resolution of the Appellate Court, according to which the existence of PCB-related environmental pollution had not been proven.

The decision, whose reversal was requested by the Prosecutor’s Office through an extraordinary appeal within the period of 10 days as from notice thereof had been served, was confirmed by the Federal Court of Appeals of San Martín, which rejected the Prosecuting attorney’s appeal.

The Prosecutor’s Office filed an appeal (“Recurso de Queja”) to the Tribunal de Casación requesting that the appeal dismissed by the Federal Court of Appeals of San Martín be sustained. The Tribunal de Casación rejected the appeal as well. The resolution in question was notified to the Prosecutor’s Office on December 29, 2008. Within the contemplated legal time period, the Prosecutor’s Office filed with such Tribunal an “Extraordinary appeal”. The defense has duly answered the notice served. On May 27, 2009, the Tribunal “dismissed the extraordinary appeal filed by the Prosecutor’s Office” on the grounds that it failed to specifically and reasonably refute the arguments that supported the resolution being appealed, and proved neither the alleged arbitrariness nor the violation of constitutional guaranties. The Prosecutor’s Office filed an appeal (“Recurso de Queja”) to the Federal Supreme Court requesting that the appeal dismissed by the Tribunal de Casación be sustained. On May 26, 2010, the Supreme Court expressly dismissed the appeal. It is worth mentioning that this decision is final and conclusive, accordingly, as soon as notice thereof has been given to all the parties involved, the proceedings will be sent to the court of original jurisdiction (Federal Court of Campana – Criminal Proceedings) for their filing.

22.   DISCRETIONARY TRUST AGREEMENT

On September 30, 2008, the Company and Macro Bank Limited entered into an irrevocable and discretionary trust agreement.

Through the establishment of the trust, which was approved by the Board of Directors on September 29, 2008 and duly informed to control authorities, the Company assigns the management of certain liquid assets for an initial amount of up to US$ 24,000,000, which are to be used in the future in accordance with the terms of the trust.

The assignment of liquid assets for an amount of US$ 23,922,000 was carried out on October 2, 2008.

Furthermore, on November 3 and 11, 2008, the Company carried out an additional assignment of liquid assets for US$ 2,000,000 and US$ 1,000,000, respectively.

On September 3, 2009, the discretionary trust was dissolved and the trust property was liquidated and transferred to the Company.

As of June 30, 2009, the results generated by this transaction have been disclosed in the Financial income (expense) and holding gains (losses) generated by assets account of the Statement of Income under Holding results.

23. DERIVATIVE FINANCIAL INSTRUMENTS

a) Corporate Notes

During the year ended December 31, 2008, the Company carried out transactions with derivative financial instruments with the aim of hedging the foreign currency exchange rate of the cash flows and derivatives of interest payment transactions.

These instruments provided an economic and financial hedge of the amounts in foreign currency that the Company had to pay on the interest payment dates of its financial debt –Class A and B Fixed Rate Par Notes and Class 7 Notes (Note 14)-, maturing on October 8, 2008, December 11, 2008, April 8, 2009, June 12, 2009, October 8, 2009 and December 11, 2009, in the event of fluctuations in foreign currency exchange rates. The Company has not formally designated these transactions as hedging instruments. Therefore, they have been recorded in the accounting in accordance with the provisions of Technical Resolution No. 18 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), which requires that derivative instruments not designated as effective hedging instruments be recorded at their net realizable value or settlement value, depending on whether they have been classified as assets or liabilities, with a contra-account in the financial gains or losses for the period.

As of June 30, 2010 and December 31, 2009, these transactions have been fully settled, there being no outstanding balances.

b) Forward and Futures Contracts

As of June 30, 2010, the Company has entered into forward and futures contracts with the aim of using them as economic instruments in order to mitigate the risk generated by the fluctuations in the US dollar rate of exchange.

As of June 30, 2010 and December 31, 2009, the Company has contracts with Standard Bank Argentina S.A. and Banco Finansur S.A., the main features of which are as follow:

Entity	Contracted amount in thousands of US$		Average rate of exchange	Transaction date	Settlement date	Book value Assets (Liabilities) Note 7 (in thousands of pesos)
	06/30/2010	12/31/2009				06/30/2010	12/31/2009
Banco Finansur	0	9,000	4.1645	07/27/2009	04/30/2010	0	(1,814)
Banco Finansur	1,000	1,000	4.2420	07/27/2009	06/30/2010	(310)	(202)
Standard Bank	12,000	12,000	4.4475	09/30/2009	12/31/2010	(3,210)	(1,338)
Banco Finansur	0	33,000	4.2400	09/30/2009	10/31/2010	0	(1,532)
Standard Bank	10,000	10,000	4.4475	10/01/2009	12/31/2010	(2,675)	(1,115)
Standard Bank	22,000	0	4.2735	01/22/2010	12/31/2010	(2,057)	0
Standard Bank	11,000	0	4.2700	01/25/2010	12/31/2010	(990)	0
	56,000	65,000				(9,242)	(6,001)

As of June 30, 2010 and December 31, 2009, the economic impact of these transactions -including contracts that have already been settled as well as those currently in effect-, resulted in losses of 9,608 and 12,266, respectively that have been recorded in the Financial income (expense) and holding gains (losses) generated by assets account of the Statement of Income under Holding results.

Additionally, in the case of the futures contracts entered into with Banco Finansur S.A., as of June 30, 2010 the Company has provided initial margins for a total of 659 which have been disclosed in the “Other receivables” account (Note 5).

24.   RESTRICTIONS ON THE DISTRIBUTION OF EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of the net income for the year must be appropriated to the legal reserve, until such reserve equals 20% of capital stock. The Ordinary Shareholders’ Meeting held on April 7, 2010 appropriated 4,532 of Unappropriated Retained Earnings as of December 31, 2009 to the aforementioned legal reserve (Note 16.d).

Moreover, in accordance with the provisions of Law No. 25,063,  passed in December 1998, dividends to be distributed, whether in cash or in kind, in excess of accumulated taxable profits as of the fiscal year-end immediately preceding the date of payment or distribution, shall be subject to a final 35% income tax withholding, except for those dividends distributed to shareholders who are residents of countries benefiting from conventions for the avoidance of double taxation who will be subject to a lower tax rate. For income tax purposes, accumulated taxable income shall be the unappropriated retained earnings as of the end of the year immediately preceding the date on which the above-mentioned law went into effect, less dividends paid plus the taxable income determined as from such year and dividends or income from related companies in Argentina.

Since the restructuring of the Company’s financial debt referred to in Note 14, the Company was not allowed to distribute dividends until April 24, 2008 or until such time when the Company’s leverage ratio were lower than 2.5, whichever occurred first. As from this time, distribution of dividends may only be allowed under certain circumstances depending on the Company’s indebtedness ratio.

Certain restrictions on the distribution of dividends by the Company and the need for approval by the ENRE for any distribution have been disclosed in Note 17.b).

25.   BREAKDOWN OF TEMPORARY INVESTMENTS, RECEIVABLES AND LIABILITIES BY
COLLECTION AND PAYMENT TERMS

As required by the CNV’s regulations, the balances of the accounts below as of June 30, 2010, are as follow:

Term	Investments	Receivables (1)	Financial Debt (Loans)	Other payables (2)

With no explicit due date	0	45,531	0	771,419

With due date

Past due:

Up to three months	0	76,593	0	0
From three to six months	0	20,156	0	0
From six to nine months	0	10,456	0	0
From nine to twelve months	0	16,359	0	0
Over one year	0	34,844	0	0
Total past due	0	158,408	0	0

To become due:

Up to three months	290,064	288,672	30,446	551,775
From three to six months	0	11,512	23,087	13,552
From six to nine months	0	11,212	5,821	13,566
From nine to twelve months	0	11,162	9,677	25,691
Over one year	0	105,986	716,659	104,980
Total to become due	290,064	428,544	785,690	709,564

Total with due date	290,064	586,952	785,690	709,564

Total	290,064	632,483	785,690	1,480,983
(1) Excludes allowances
(2) Comprises total liabilities except accrued litigation and financial debts

The financial debt mentioned in Note 14 accrues interest at floating and fixed rates, which amount to approximately 10.59%, on average; only 15.76% of the debt accrues interest at a floating rate whereas the remaining accrues interest at a fixed rate.

26.   SUBSEQUENT EVENTS

Repurchase of Corporate Notes

From July 1, 2010 until the date of issuance of these financial statements, the Company has partially repurchased at market prices “par notes” due in 2016, for a nominal value of US$ 7,270 thousand (Note 14).

27.       FINANCIAL STATEMENTS TRANSLATION INTO ENGLISH LANGUAGE

These financial statements are the English translation of those originally prepared by the Company in Spanish and presented in accordance with accounting principles generally accepted in Argentina. The effects of the differences between the accounting principles generally accepted in Argentina and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operation, shareholder’s equity or cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

INFORMATION REQUIRED BY SECTION 64 CLAUSE b) OF LAW No. 19.550

EXHIBIT H

(stated in thousands of pesos)

	2010				2009
Description	Transmission and Distribution Expenses	Selling Expenses	Administrative Expenses	Total	Total
Salaries and social security taxes	128,405	29,931	33,031	191,367	153,495
Postage and telephone	2,319	5,443	732	8,494	6,436
Bank commissions	0	5,156	0	5,156	4,235
Allowance for doubtful accounts	0	10,610	0	10,610	10,734
Supplies consumption	20,627	52	1,206	21,885	16,147
Work by third parties	59,752	22,579	6,723	89,054	79,204
Rent and insurance	1,810	319	6,358	8,487	5,596
Security services	2,795	114	1,245	4,154	3,021
Fees	412	3	2,392	2,807	2,623
Computer services	5	3,243	13,315	16,563	13,296
Advertising	0	0	8,044	8,044	8,054
Reimbursements to personnel	547	105	225	877	1,596
Temporary personnel	34	539	301	874	1,029
Depreciation of property, plant and equipment	84,415	1,996	2,588	88,999	87,241
Directors and Supervisory Committee members' fees	0	0	1,836	1,836	1,536
Taxes and charges	1	10,217	1,098	11,316	10,461
Other	145	26	1,673	1,844	984
Total 2010	301,267	90,333	80,767	472,367	-
Total 2009	264,660	76,798	64,230	-	405,688

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

Legal address: 1025 Azopardo Street – Federal Capital

INFORMATIVE SUMMARY

FOR THE PERIODS ENDED

JUNE 30, 2010, 2009, 2008, 2007 AND 2006

1. General Comments
(Not covered by the Independent Auditors’ Report)

(Figures stated in thousands of pesos as indicated in Note 2 to the financial statements)

In the six-month period ended June 30, 2010, the Company recorded a net loss of 1,324. As of the end of the period, the Company’s shareholders’ equity amounts to 2,180,885.

Net operating income worsened significantly amounting to 92,321, as compared to the net operating income of 135,239 recorded in the same period of the previous year.

The demand for electricity, in units of power, in the concession area, increased 5.1% as compared to the same period of 2009.

The investment in property, plant and equipment totaled 193,113.  This amount was mainly allocated to increasing service quality levels and meeting current and new customer demand.

2. Comparative balance sheet structure

(figures stated in thousands of pesos as indicated in Note 2 to the financial statements)

ACCOUNTS	06.30.2010	06.30.2009	06.30.2008	06.30.2007	06.30.2006

Current Assets	760,775	696,228	539,212	527,548	300,676
Non-Current Assets	3,757,083	3,630,947	3,393,715	3,229,270	3,183,573
Total Assets	4,517,858	4,327,175	3,932,927	3,756,818	3,484,249

Current Liabilities	733,831	818,731	569,413	431,960	365,096
Non-Current Liabilities	1,603,142	1,339,921	1,331,304	1,357,918	1,337,692
Total Liabilities	2,336,973	2,158,652	1,900,717	1,789,878	1,702,788

Shareholders’ Equity	2,180,885	2,168,523	2,032,210	1,966,940	1,781,461

Total Liabilities and Shareholders’ Equity	4,517,858	4,327,175	3,932,927	3,756,818	3,484,249

3. Comparative income structure

(figures stated in thousands of pesos as indicated in Note 2 to the financial statements)

ACCOUNTS	06.30.2010	06.30.2009	06.30.2008	06.30.2007	06.30.2006

Net operating income	92,321	135,239	111,693	322,706	19,883
Other income (expense), net	(8,213)	34,449	(11,284)	(9,112)	(8,768)
Financial income (expense) and holding gains (losses)	(68,029)	(34,946)	(5,928)	(108,836)	203,897

Income before taxes	16,079	134,742	94,481	204,758	215,012

Income tax	(17,403)	(57,785)	(36,852)	(89,941)	189,165

Net (loss) income for the period	(1,324)	76,957	57,629	114,817	404,177

4. Statistical data (in units of power)
(Not covered by the Independent Auditors’ Report)

CONCEPT	UNIT	06.30.2010	06.30.2009	06.30.2008	06.30.2007	06.30.2006

Sales of electricity (1)	GWh	9,427	8,969	9,234	8,892	8,115
Electric Power purchases (1)	GWh	10,756	10,147	10,325	9,987	9,108

(1) The related amounts include toll fees.

5. Ratios

RATIOS		06.30.2010	06.30.2009	06.30.2008	06.30.2007	06.30.2006

Current	Current assets	1.04	0.85	0.95	1.22	0.82
	Current liabilities

Solvency	Shareholders’ Equity	0.93	1.00	1.07	1.10	1.05
	Total liabilities

Fixed assets	Non-current assets	0.83	0.84	0.86	0.86	0.91
	Total assets

Income before taxes	Income before taxes	0.74%	6.44%	4.78%	11.06%	15.61%
	Shareholders’ Equity excluding (loss) income for the period

6. Progress toward compliance with the specific implementation plan of the international financial reporting standards
(Not covered by the Independent Auditor’s Report)

On December 29, 2009, the CNV issued Resolution No. 562, according to which those entities that make a public offering of their capital stock or corporate notes pursuant to Law No. 17,811, or have requested authorization for their being included in such public offering regime would be required to comply with the provisions of TR No. 26. The application of such regulations will be mandatory for the Company as from the fiscal year beginning January 1, 2012.

On April 27, 2010, the Company’s Board of Directors approved the specific implementation plan which contemplates the assessment of the effects of the adoption of the international financial reporting standards.

Additionally, on July 1, 2010, the CNV issued Resolution No. 576 which provides solutions to, corrections and further explanation of those aspects concerning Resolution No. 562 about which the issuers of financial statements had raised objections or asked for clarification.

As of the date of issuance of these financial statements, the implementation plan of the international financial reporting standards (IFRS) is being complied with in accordance with the originally established schedule. For such purpose, all the training courses for the personnel involved in the IFRS conversion process have already been prepared. Furthermore, the process aimed at producing a diagnosis is currently being developed and the meetings to evaluate the different options contemplated by said standards and their impact have already been held.

From the monitoring of the specific implementation plan of the international financial reporting standards, the Board of Directors has not become aware of any circumstance that may require the introduction of changes to the plan or may indicate a possible deviation from the established objectives and date.

7. Outlook
(Not covered by the Independent Auditor’s Report)

During the first six months of 2010, the Argentine economy recorded an increase in growth rates as compared to those recorded during 2009.

Furthermore, tax collection continued increasing, as it occurred during 2009.

With regard to the Revision of the Company Tariff Structure (RTI), Resolution No. 434/2007 of the National Energy Secretariat, that was published in the Official Gazette on April 30, 2007, established that the new electricity rate schedule would go into effect on February 1, 2008.

On July 30, 2008, the National Energy Secretariat issued Resolution No. 865/2008 which modifies Resolution No. 434/2007 and establishes that the electricity rate schedule resulting from the Revision of the Company Tariff Structure (RTI) will go into effect on February 1, 2009.

As of the date of issuance of these financial statements, no resolution has been issued concerning the application of the electricity rate schedule resulting from the RTI which was expected to be in effect since February 1, 2009.

On November 12, 2009, the Company submitted to the ENRE the proposal of revenue requirements required in both Resolution No. 467/08 of the ENRE, in accordance with the terms of the ADJUSTMENT AGREEMENT entered into by the Company and the UNIREN and ratified by Decree No. 1957/06 of the Federal Government, and Resolution No. 865/08 of the Energy Secretariat. The presentation included three different proposals; the two proposals contemplated in Resolution No. 467/08 of the ENRE and a third one which contemplates a quality regime and cost of undelivered energy similar to the one currently in effect. Each proposal included an introduction, the assumptions based on which each proposal was prepared, and the detailed studies supporting each of the proposed options: projected demand, measurement campaign, environmental management plan, capital base study, study of the group of facilities required to meet the demand of a certain homogeneous market in terms of consumption with the lowest costs (known as “Sistemas Eléctricos Representativos”), contemplated investments plan,  operating costs analysis, profitability rate analysis, resulting revenue requirement and electricity rate adjustment criterion. It was pointed out that the sustainability of the proposals depends on the actual occurrence of the assumptions and that any change in the criteria and/or parameters contemplated in the proposal made by the Company could directly affect the economic and financial equation that supports each of the proposed options. Furthermore, the calculations made in each of the three options took into account the transfer to the tariff in three equal semiannual stages. Finally, the presentation included regulatory and legal considerations, clearly stating that it only included the revenue requirements per voltage level for each of the options due to the lack of data and accurate information that were to be provided by the ENRE in order to present both an electricity rate structure and an electricity rate schedule, despite the fact that during the first electricity rate period different rate structures were in effect.

In January 2009, the National Ombudsman made a presentation against the resolutions by which the new electricity rate schedule had gone into effect as from October 1, 2008.

By Note No. 91,241, notified to the Company on December 18, 2009, the ENRE requested that the Company submit the technical rate schedules resulting from the preparation of its proposal, which as of the date of issuance of these financial statements have not yet been submitted due to the aforementioned reasons.

Additionally, as of June 30, 2010, the Company has submitted to the National Regulatory Authority for the Distribution of Electricity the MMC adjustment requests, in accordance with the following detail:

Assessment Period	Application Date	MMC Adjustment
November 2007 - April 2008	May 2008	5.791%
May 2008 – October 2008	November 2008	5.684%
November 2008 - April 2009	May 2009	5.068%
May 2009 – October 2009	November 2009	5.041%
November 2009 - April 2010	May 2010	7,103%

The approval of the aforementioned adjustments by the National Regulatory Authority for the Distribution of Electricity is still pending; however, the necessary steps are being taken to regularize the situation in order to restore the economic and financial equation of the business due to the increase recorded in operating costs.

In addition, as of June 30, 2010 and December 31, 2009 liabilities generated by the excess funds deriving from the application of the Program for the Rational Use of Electric Power (PUREE), amount to 369,065 and 233,319 respectively (Note 10) and have been disclosed in other non-current liabilities. The increase in liabilities is due to the fact that the Company was allowed to keep such funds in order to cover the MMC (Cost Monitoring Mechanism) increases not transferred to the tariff.

Furthermore, by Resolution No. 347/2010, the National Energy Secretariat approved the winter scheduling for the Wholesale Electric Power Market (MEM) for the period May 1 – October 31, 2010. In the reasons supporting such resolution, the National Energy Secretariat also stated that it considered it necessary that the seasonal prices to be paid by the customers of distribution companies should take into account not only the situation existing in such seasonal period but also the payment capacity of the different social classes included in the residential category of the electricity rate schedules of the referred to distribution companies. Therefore, considering the level of electricity consumption during winter and with the aim of not negatively affecting user payment capacity, the National Energy Secretariat resolved to suspend the application of sections 6, 7, and 8 of its Resolution No. 1169/2008 from June 1, 2010 to September 30, 2010. It must be pointed out that this situation had already been contemplated by the National Energy Secretariat in 2009 in its Resolution No. 652/2009, which gave rise to the issuance of Resolution No. 433/2009 of the ENRE.
As a consequence of the aforementioned Resolution No. 347/2010 of the Energy Secretariat, on May 21, 2010 the Company was notified of Resolution No. 294/2010 of the ENRE, which approved the values of the Company’s Electricity Rate Schedule included in Appendix I of such Regulatory Authority’s Resolution No. 433/2009, applicable to consumption recorded from midnight June 1, 2010.
Furthermore, on July 23, 2010, the Company was notified of Resolution No. 421/2010 of the ENRE, which approved the values of the Company’s Electricity Rate Schedule included in Appendix IV of such Regulatory Authority’s Resolution No. 433/2009, applicable to consumption recorded from midnight August 1, 2010.

By virtue of Law No. 14,062 and Decree No. 2,789/09 of the province of Buenos Aires related to the issuance of bonds for the cancellation of debts of such province (Bonos de Cancelación de Deudas de la Provincia de Buenos Aires) and their regulations, in March 2010, the Company entered into a Payment Plan Agreement with the Government of the Province of Buenos Aires pursuant to which the Government of the Province of Buenos Aires verified and paid with Bonds for the Cancellation of Debts, the debt stated therein in the amount of 32,797. The aforementioned agreement was signed by the Provincial Executive Power and the Company’s Board of Directors. The Company’s managing board ratified the agreement in the meeting held on April 27, 2010.

Buenos Aires, August 4, 2010

ALEJANDRO MACFARLANE
Chairman

“Free translation from the original in Spanish for publication in Argentina”

LIMITED REVIEW REPORT

To the Shareholders, President and Directors of
Empresa Distribuidora y Comercializadora Norte
Sociedad Anónima (Edenor S.A.)
Legal Address: Azopardo 1025
Autonomous City of Buenos Aires
Tax Code No. 30-65511620-2

1.
We have reviewed the balance sheet of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter Edenor S.A.) as of  June 30, 2010, and the related statements of income, of changes in shareholders’ equity and of cash flows for the six-month period then ended with the complementary Notes 1 to 27 and Exhibits A, C, D, E, G and H. The preparation and issuance of these financial statements are the responsibility of the Company´s management.

2.
Our review was limited to the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods which consist mainly of the application of analytical procedures to the amounts disclosed in the financial statements and making inquiries of Company staff responsible for the preparation of the information included in the financial statements and its subsequent analysis. This review is substantially less in scope than an audit, the purpose of which is the expression of an opinion on the financial statements taken as a whole. Accordingly, we do not express such opinion.

3.
The financial statements and the supplementary information detailed in point 1. are presented in comparative format with the information arising from: i) the financial statements and the supplementary information at December 31, 2009, on which we issued an unqualified audit report on February 25, 2010; and ii) the financial statements and the supplementary information at June 30, 2009 and for the six-month period then ended, on which we issued a limited review report without observations on August 6, 2009.

4.
Based on our review and on the examination performed on the financial statements mentioned in point 3.i), we report that the financial statements of Edenor S.A. as of and for the six-month period ended on June 30, 2010, detailed in point 1., prepared in accordance with accounting standards in force in the Autonomous City of Buenos Aires, consider all significant facts and circumstances of which we are aware, and we have no observations to make on them.

5.	According to current legal regulations we inform that:

a) The financial statements of Edenor S.A. are recorded in the “Inventory and Balance Sheet” book and comply, in matters within our field of competence, with the provisions of the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b) The financial statements of Edenor S.A. arise from accounting records carried in all formal respects in conformity with legal requirements;

c) At June 30, 2010 the liabilities of Edenor S.A. accrued in favor of the Integrated Social Security System according to the accounting records amounted to                  $ 9,736,205, which were not yet due at that date.

Autonomous City of Buenos Aires, August 4, 2010.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A T°1 – F°17
Carlos Martín Barbafina Public Accountant (UCA) C.P.C.E. Autonomous City of Buenos Aires T° 175 – F° 65

Supervisory Committee’s Report

To the Shareholders of
Empresa Distribuidora y Comercializadora Norte S.A. (Edenor S.A.)

1.
In accordance with the provisions of section 294 of Law No. 19,550, the Rules of the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Regulations of the Buenos Aires Stock Exchange, we have conducted a limited review of the general balance sheet of Empresa Distribuidora y Comercializadora Norte S.A. (Edenor S.A.) (hereinafter referred to as “EDENOR”) as of June 30, 2010, the related statement of income, statement of changes in stockholders´ equity and statement of cash flow for the six-month period then ended, and supplementary notes 1 to 26 and exhibits A, C, D, E, G and H thereto. The preparation and issue of the financial statements are the Company’s responsibility

2.
Our review was conducted in accordance with prevailing auditing standards. Such standards require financial statements to be reviewed subject to the procedures set forth by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of interim financial statements, including the verification of the consistency of the documents reviewed with the information on corporate decisions, as disclosed in minutes, and the conformity of those decisions to the law and the Company’s by-laws insofar as concerns formal and documentary aspects. Our review was conducted based on the audit performed by the Company’s independent auditors, Price Waterhouse & Co. S.R.L., who issued an unqualified limited review report dated August 4, 2010. A limited review mainly consists in applying analytic methods to the figures disclosed in the financial statements and making inquiries to the Company’s personnel responsible for preparing the information included in the financial statements and its subsequent analysis. The scope of this review is considerably inferior to an audit, which is focused on rendering an opinion on the financial statements considered as a whole. Consequently, we do not render such an opinion. We have not assessed any business administrative, financing, and marketing decisions, as they fall within the exclusive competence of the Board of Directors and the Shareholders’ Meeting.

3.
Based on our review, the scope of which is set forth hereinabove, we inform that EDENOR S.A.’s financial statements described in item 1., prepared in accordance with the accounting rules in force in the City of Buenos Aires, take into account all facts and circumstances we are aware of, and we have no objections to make in this respect.

4.	The provisions of section 294 of Argentine Companies’ Law No. 19,550 have been duly met.

City of Buenos Aires, August --, 2010.
By Supervisory Committee

José Daniel Abelovich
Regular Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Empresa Distribuidora y Comercializadora Norte S.A.
By: /s/ Luis Pablo Rogelio Pagano
Luis Pablo Rogelio Pagano
Chief Financial Officer

Date: August 11, 2010